Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

PRUDENTIAL BANCORP, INC. and

FULTON FINANCIAL CORPORATION

March 1, 2022

TABLE OF CONTENTS

Article I.A DEFINITIONS		1

Article I. THE MERGER		2

1.1	Merger; Bank Merger	2

1.2	Name	2

1.3	Articles of Incorporation and Bylaws	2

1.4	Directors and Officers	2

Article II. CONVERSION AND EXCHANGE OF SHARES INTO THE MERGER CONSIDERATION		3

2.1	Conversion of Shares	3

2.2	Undisbursed Merger Consideration	7

2.3	Treatment of Outstanding Prudential Options and Restricted Stock Awards	8

2.4	Reservation and Registration of Shares	8

2.5	Withholding Rights	8

2.6	Expenses	8

2.7	No Dissenters’ Rights	8

2.8	Exemption from Liability Under Section 16(b)	9

Article III. REPRESENTATIONS AND WARRANTIES OF PRUDENTIAL		9

3.1	Organization	9

3.2	Authority	10

3.3	Subsidiaries	11

3.4	Capitalization	11

3.5	Consents and Approvals	12

3.6	Charter, Bylaws and Minute Books	13

3.7	Reports	13

3.8	Financial Statements	14

3.9	Absence of Undisclosed Liabilities	16

3.10	Absence of Changes	16

3.11	Dividends, Distributions and Stock Purchases	16

3.12	Taxes	16

3.13	Title to and Condition of Assets	17

3.14	Contracts	18

3.15	Litigation and Governmental Directives	18

3.16	Risk Management Instruments	19

i

3.17	Environmental Matters	19

3.18	Personal Information and Data Security	20

3.19	Intellectual Property	21

3.20	Compliance with Laws; Governmental Authorizations	21

3.21	Insurance	22

3.22	Financial Institutions Bonds	23

3.23	Labor Relations; Employment Agreements; Employment Matters	24

3.24	Employee Benefit Plans	25

3.25	Loan Portfolio	28

3.26	Investment Portfolio	29

3.27	Related Party Transactions	30

3.28	Certain Activities	30

3.29	Brokers	30

3.30	Complete and Accurate Disclosure	31

3.31	Proxy Statement/Prospectus	31

3.32	Beneficial Ownership of Fulton Common Stock	31

3.33	Fairness Opinion	31

3.34	State Takeover Laws	31

3.35	Dissenters’ Rights	31

3.36	Reorganization	32

Article IV. REPRESENTATIONS AND WARRANTIES OF FULTON		32

4.1	Organization	32

4.2	Authority	33

4.3	Subsidiaries	34

4.4	Capitalization	34

4.5	Consents and Approvals	35

4.6	Reports	35

4.7	Financial Statements	36

4.8	Absence of Undisclosed Liabilities	37

4.9	Absence of Changes	38

4.10	Dividends, Distributions and Stock Purchases	38

4.11	Litigation and Governmental Directives	38

4.12	Compliance with Laws; Governmental Authorizations	38

4.13	No Brokers	39

4.14	Complete and Accurate Disclosure	39

4.15	Proxy Statement/Prospectus	39

4.16	Reorganization	39

Article V. PRE-CLOSING COVENANTS OF PRUDENTIAL		40

5.1	Conduct of Business	40

5.2	Commercially Reasonable Efforts	43

5.3	Transition	44

5.4	Access to Properties and Records	44

5.5	Subsequent Financial Statements	45

5.6	Update Schedules	45

5.7	Notice	45

5.8	Acquisition Proposals	45

5.9	Dividends	48

5.10	Stock Exchange De-Listing	49

5.11	Internal Controls	49

5.12	Transaction Expenses of Prudential	49

5.13	Termination of Prudential Bank 401(k) Plan	49

5.14	Litigation Settlement Agreement	50

Article VI. PRE-CLOSING COVENANTS OF Fulton		50

6.1	Commercially Reasonable Efforts	50

6.2	Access to Properties and Records	52

6.3	Update Schedules	53

6.4	Notice	53

Article VII. PRE-CLOSING JOINT COVENANTS		53

7.1	Shareholder Litigation	53

7.2	Change of Method	54

7.3	Takeover Restrictions	54

7.4	Coordination	54

Article VIII. CONDITIONS PRECEDENT		55

8.1	Common Conditions	55

8.2	Conditions Precedent to Obligations of Fulton	56

8.3	Conditions Precedent to the Obligations of Prudential	57

Article IX. CLOSING AND EFFECTIVE TIME		58

9.1	Closing	58

9.2	Effective Time	58

Article X. NO SURVIVAL OF REPRESENTATIONS AND WARRANTIES		59

10.1	No Survival	59

Article XI. POST-CLOSING COVENANTS		59

11.1	Employment Arrangements	59

11.2	Insurance; Indemnification	61

Article XII. TERMINATION, AMENDMENT AND WAIVER		63

12.1	Termination	63

12.2	Effect of Termination	66

12.3	Amendment	67

12.4	Waiver	67

Article XIII. GENERAL PROVISIONS		68

13.1	Expenses	68

13.2	Confidential Supervisory Information	68

13.3	Public Communications	68

13.4	Notices	68

13.5	Counterparts	69

13.6	Governing Law; Jurisdiction; Waiver of Jury Trial	69

13.7	Parties in Interest	70

13.8	Disclosure Schedules	71

13.9	Entire Agreement	71

APPENDIX

Appendix I	Definitions
Appendix II	Knowledge Groups

INDEX OF EXHIBITS

Exhibit A	Bank Merger Agreement
Exhibit B	Form of Voting Agreement

INDEX OF SCHEDULES

Schedule 3.4(a)	—	Capitalization
Schedule 3.4(b)	—	Outstanding Prudential Options
Schedule 3.9	—	Absence of Undisclosed Liabilities
Schedule 3.11	—	Dividends, Distributions and Stock Purchases
Schedule 3.12	—	Taxes
Schedule 3.13	—	Title to and Condition of Assets
Schedule 3.14(a)	—	Contracts
Schedule 3.15	—	Litigation and Governmental Directives
Schedule 3.16	—	Risk Management Instruments
Schedule 3.17	—	Environmental Matters
Schedule 3.18(b)	—	Security Breach
Schedule 3.21	—	Insurance
Schedule 3.22	—	Financial Institution Bonds
Schedule 3.23(b)	—	Labor Relations and Employment Agreements
Schedule 3.24(a)	—	Employee Benefit Plans
Schedule 3.24(f)	—	Multiple Employer Plan
Schedule 3.24(g)	—	Post-Employment or Post-Termination Benefits
Schedule 3.24(k)	—	Excess Parachute Payments
Schedule 3.25(a)	—	Loan Portfolio
Schedule 3.25(g)	—	Paycheck Protection Program
Schedule 3.25(h)	—	Real Estate Owned
Schedule 3.27	—	Related Party Transactions
Schedule 3.29	—	Brokers
Schedule 4.3(i)	—	Fulton Subsidiaries
Schedule 4.3(ii)	—	Fulton Bank Subsidiaries
Schedule 4.4(a)	—	Capitalization
Schedule 4.4(c)	—	Fulton Plans
Schedule 4.8	—	Absence of Undisclosed Liabilities
Schedule 4.10	—	Dividends, Distributions and Stock Purchases
Schedule 4.11	—	Litigation and Governmental Directives
Schedule 4.13	—	No Brokers
Schedule 5.1	—	Conduct of Business
Schedule 5.1(k)	—	Material Contracts
Schedule 5.1(p)	—	Employee Compensation
Schedule 5.1(v)	—	Capital Expenditures
Schedule 5.12(a)	—	Transaction Expenses of Prudential
Schedule 11.1(a)	—	Employment Arrangements

v

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (the “Agreement”), entered into as of March 1, 2022, by and between Fulton Financial Corporation, a Pennsylvania corporation having its administrative headquarters at One Penn Square, Lancaster, Pennsylvania 17602 (“Fulton”), and Prudential Bancorp, Inc., a Pennsylvania corporation having its administrative headquarters at 1834 West Oregon Avenue, Philadelphia, Pennsylvania 19145 (“Prudential”).

BACKGROUND:

Fulton is a financial holding company registered under the Bank Holding Company Act of 1956, as amended (the “BHC Act”), and is the parent holding company of Fulton Bank, N.A. a national banking association (“Fulton Bank”).

Prudential is a bank holding company registered under the BHC Act and is the parent holding company of Prudential Bank, a Pennsylvania-chartered savings bank (“Prudential Bank”).

The Boards of Directors of Fulton and Prudential have determined that it is in the best interests of Fulton and Prudential, respectively, for Prudential to merge with and into Fulton with Fulton surviving (the “Merger”), and for Prudential Bank to merge with and into Fulton Bank, with Fulton Bank surviving (the “Bank Merger”). In connection with the Bank Merger, Fulton Bank and Prudential Bank will enter into a Bank Merger Agreement, the form of which is attached hereto as Exhibit A (the “Bank Merger Agreement”).

In connection with the Merger, all of the outstanding shares of the common stock of Prudential, $0.01 par value per share (the “Prudential Common Stock”), will be converted into cash and shares of the common stock of Fulton, par value $2.50 per share (the “Fulton Common Stock”) on the terms described in this Agreement.

In connection with the execution of this Agreement, Prudential has obtained voting agreements in the form of Exhibit B, attached hereto, from the directors listed on Exhibit B, pursuant to which each such person has agreed to vote all shares of Prudential Common Stock beneficially owned by him or her in favor of this Agreement, the Merger and, to the extent required, all transactions incident thereto (collectively, the “Voting Agreements”).

WITNESSETH:

NOW, THEREFORE, in consideration of the mutual covenants contained herein and intending to be legally bound, the Parties hereby agree as follows:

Article I.A

DEFINITIONS

Appendix I sets forth (i) definitions of capitalized terms used in this Agreement which are not otherwise defined within the text of this Agreement, and (ii) cross references to capitalized terms defined within the text of the Agreement.

Article I.

THE MERGER

1.1 Merger; Bank Merger.

(a) Subject to the terms and conditions of this Agreement, at the Effective Time, in accordance with the Applicable Corporate Law: (i) Prudential shall merge with and into Fulton pursuant to the provisions of the Applicable Corporate Law, whereupon the separate existence of Prudential shall cease, and Fulton shall be the surviving corporation (hereinafter sometimes referred to as the “Surviving Corporation”), and (ii) all of the outstanding shares of Prudential Common Stock (except as set forth in Section 2.1(a)(iii)) will be converted into the Merger Consideration in accordance with the provisions of Article II.

(b) As more fully set forth in the Bank Merger Agreement to be entered into by Fulton Bank and Prudential Bank, at a date and time following the Merger as determined by Fulton, Prudential Bank shall merge with and into Fulton Bank. Fulton Bank shall be the Surviving Bank (as such term is defined in the Bank Merger Agreement) in the Bank Merger and, following the Bank Merger, the separate corporate existence of Prudential Bank shall terminate. Each of Fulton and Prudential shall approve the Bank Merger Agreement and the Bank Merger as the sole voting shareholder of Fulton Bank and Prudential Bank, respectively, and Fulton and Prudential shall, and shall cause Fulton Bank and Prudential Bank, respectively, to, execute any certificates or articles of merger and such other agreements, documents and certificates as are necessary to make the Bank Merger effective at the Bank Merger Effective Time. The Bank Merger shall become effective promptly at such date and time as specified in the Bank Merger Agreement in accordance with applicable law (such date and time hereinafter referred to as the “Bank Merger Effective Time”).

(c) At and after the Effective Time, the Merger shall have the effects set forth in the Applicable Corporate Law.

1.2 Name. The name of the Surviving Corporation shall be “Fulton Financial Corporation”. The address of the principal office of the Surviving Corporation will be the address of Fulton at the Effective Time.

1.3 Articles of Incorporation and Bylaws. The Articles of Incorporation and Bylaws of the Surviving Corporation shall be the Articles of Incorporation and Bylaws of Fulton as in effect at the Effective Time.

1.4 Directors and Officers. The directors and officers of the Surviving Corporation shall be the directors and officers of Fulton in office at the Effective Time. Each of such directors and officers shall serve until such time as his or her successor is duly elected and has qualified.

Article II.

CONVERSION AND EXCHANGE OF SHARES INTO THE MERGER

CONSIDERATION

2.1 Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or the holder of any Prudential Share:

(a) Conversion of Shares.

(i) Subject to 2.1(c), each share of Prudential Common Stock issued and outstanding immediately prior to the Effective Time (each a “Prudential Share”, and all shares of Prudential Common Stock issued and outstanding immediately prior to the Effective Time, collectively, the “Prudential Shares”) other than the Canceled Shares, shall be converted into the right to receive, upon the surrender of the share certificate evidencing such Prudential Share (it being understood that any reference herein to a “certificate” of Prudential Shares shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Prudential Common Stock): (i) the number of shares of Fulton Common Stock equal to the Conversion Ratio and (ii) the Cash Consideration (together, the “Merger Consideration”), as specified in this Article;

(ii) All of the shares of Prudential Common Stock converted into the right to receive the Merger Consideration pursuant to this Article II shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of Prudential Common Stock shall thereafter represent only the right to receive (i) the number of whole shares of Fulton Common Stock which such shares of Prudential Common Stock have been converted into the right to receive, (ii) the Cash Consideration which such shares of Prudential Common Stock have been converted into the right to receive, (iii) cash in lieu of fractional shares which the shares of Prudential Common Stock represented by such certificate have been converted into the right to receive, as provided by Section 2.1(c), without any interest thereon and (iv) any dividends or distributions that the holder thereof has the right to receive pursuant to Section 2.1(d)(iii), without interest thereon;

(iii) Shares of Prudential Common Stock owned as of the Effective Time by Fulton, Fulton Bank, Prudential or any Prudential Subsidiary (in each case except for Prudential Shares (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary capacity that are beneficially owned by third parties including all shares and share equivalents of Prudential Common Stock held in connection with Prudential’s 401(k) Plan; or (ii) held directly or indirectly in respect of debts previously contracted) (collectively, the “Canceled Shares”) shall be canceled and cease to exist at the Effective Time, and no Merger Consideration shall be delivered in exchange therefor. In the context of the conversion of Prudential Shares into the Merger Consideration, references the Prudential Shares shall not include Canceled Shares; and

(iv) Each share of Fulton Common Stock that is issued and outstanding immediately before the Effective Time shall, on and after the Effective Time, remain issued and outstanding as one (1) share of Fulton Common Stock, and each holder thereof shall retain all rights therein. The holders of the shares of Fulton Common Stock outstanding immediately prior to the Effective Time shall, immediately after the Effective Time, continue to hold a majority of the outstanding shares of Fulton Common Stock.

(v) Notwithstanding the foregoing, if Fulton shall, at any time after the date of this Agreement and before the Effective Time, change its issued and outstanding shares into a different number of shares or a different class of shares as a result of a stock split, reverse stock split, stock dividend, spin-off, extraordinary dividend, recapitalization, reclassification, subdivision, combination of shares or other similar transaction, or there shall have been a record date declared for any such matter, then the Conversion Ratio shall be proportionately adjusted (calculated to four (4) decimal places), so that each Prudential shareholder shall receive at the Effective Time, in exchange for his or her shares of Prudential Common Stock, the number of shares of Fulton Common Stock as would then have been owned by such Prudential shareholder if the Effective Time had occurred before the record date of such event. For example, if Fulton were to declare a five percent (5%) stock dividend after the date of this Agreement, and if the record date for that stock dividend were to occur before the Effective Time, the Conversion Ratio would be adjusted from 0.7974 to 0.8373 shares and the Cash Consideration would not be adjusted.

(b) Definitions. For purposes of this Article II, the following terms have the following meanings:

“Cash Consideration” means $3.65, which is the amount of cash payable in the Merger per Prudential Share.

“Conversion Ratio” means 0.7974, which is the number of shares of Fulton Common Stock payable in the Merger per Prudential Share.

“Fulton Stock Consideration” means the aggregate number of shares of Fulton Common Stock into which the Prudential Shares are to be converted into Fulton Common Stock.

(c) No Fractional Shares. No fractional shares of Fulton Common Stock shall be issued in connection with the Merger. In lieu of the issuance of any fractional share to which a Prudential shareholder would otherwise be entitled, such shareholder shall instead receive, in cash (rounded to the nearest cent), an amount equal to the product of (i) the fraction of a share (after taking into account all shares of Prudential Common Stock held by such holder immediately prior to the Effective Time and rounded to the nearest one-thousandth when expressed in decimal form) of Fulton Common Stock to which such holder would otherwise have been entitled and (ii) $18.25. The parties acknowledge that payment of such cash consideration in lieu of issuing fractional shares is not separately bargained-for consideration, but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares.

(d) Fulton Stock Consideration.

(i) Immediately prior to the Effective Time, Fulton shall deliver to the Exchange Agent, in trust for the benefit of the holders of Prudential Shares, certificates representing an aggregate whole number of shares of Fulton Common Stock into which such Prudential Shares are to be converted. Notwithstanding the foregoing, Fulton may, at its election, deliver the required shares of Fulton Common Stock in book entry form via direct registration in lieu of the delivery of physical certificates of Fulton Common Stock.

(ii) As soon as practicable following the Effective Time, each holder of Prudential Shares that are to be converted into Fulton Stock Consideration, upon proper surrender to the Exchange Agent of one or more certificates for such Prudential Shares for cancellation accompanied by a properly completed Letter of Transmittal, shall be entitled to receive (and the Exchange Agent shall deliver) certificates or electronic book entry to each holder’s account representing the number of whole shares of Fulton Common Stock into which such Prudential Shares shall have been converted in the Merger and a check for any fractional shares in accordance with Section 2.1(e).

(iii) No dividends or distributions that have been declared, if any, will be paid to any Person entitled to receive certificates for shares of Fulton Common Stock until such Person has surrendered their certificates for Prudential Shares, at which time all such dividends and distributions shall be paid. In no event shall a Person entitled to receive such dividends be entitled to receive interest on such dividends.

(e) Payment of Cash Consideration and Payment of Fractional Shares Consideration. Immediately prior to the Effective Time, Fulton shall deposit with the Exchange Agent, in trust for the benefit of the holders of Prudential Shares, an amount in cash equal to (i) the aggregate Cash Consideration to be paid to holders of Prudential Shares to be converted into the right to receive the Cash Consideration as determined in Section 2.1(a)(ii); and (ii) the aggregate cash to be paid in lieu of fractional shares, to be paid in accordance with Section 2.1(c). As soon as practicable following the Effective Time, each holder of Prudential Shares that are to be converted into Cash Consideration, upon proper surrender to the Exchange Agent of one or more certificates for such Prudential Shares for cancellation, shall be entitled to receive (and the Exchange Agent shall deliver) a bank check for an amount equal to the Cash Consideration multiplied by the number of Prudential Shares (including fractional shares) to be converted into Cash Consideration. In no event shall the holder of any such surrendered certificates be entitled to receive interest on any of the Cash Consideration to be received in the Merger.

(f) Merger Consideration Paid to Non-Record Holders. If any Merger Consideration is to be issued in the name of a Person other than the Person in whose name the certificates surrendered for exchange therefor are registered, it shall be a condition of the exchange that the Person requesting such exchange shall pay to the Exchange Agent any transfer or other Taxes required by reason of issuance of such check to a Person other than the registered holder of the certificates surrendered, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not applicable. Notwithstanding the foregoing, neither the Exchange Agent nor any Party shall be liable to a holder of Prudential Shares for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(g) Letter of Transmittal. Fulton will cause the Exchange Agent to mail to each holder of record of Prudential Shares as soon as reasonably practical after the Effective Time, but in no event more than five (5) Business Days after the Effective Time: (i) a Letter of Transmittal (which shall specify that delivery shall be effected, and risk of loss and title to such holder’s certificates shall pass, only upon proper delivery of the certificates to the Exchange Agent and shall be in such form and have such other provisions as shall be agreed upon by Prudential and Fulton prior to the Effective Time) and (ii) instructions for use in effecting the surrender of certificates in exchange for the Merger Consideration (the “Letter of Transmittal”).

(h) Missing Certificates.

(i) If any holder of Prudential Shares is unable to deliver the certificates which represent such shares, the Exchange Agent shall deliver to such holder the Merger Consideration to which the holder is entitled in exchange for such shares upon presentation of the following:

A) evidence to the reasonable satisfaction of Fulton that any such certificate has been lost, wrongfully taken or destroyed including, but not limited to, a lost shares affidavit in form and substance reasonably satisfactory to Fulton;

B) such indemnity, bond or other security as may be reasonably requested by Fulton in accordance with industry standards, to indemnify and hold harmless Fulton and the Exchange Agent; and

C) evidence satisfactory to Fulton that such Person is the owner of the shares theretofore represented by each certificate claimed to be lost, wrongfully taken or destroyed and that the holder is the Person who would be entitled to present such certificate for payment pursuant to this Agreement.

2.2 Undisbursed Merger Consideration . The Exchange Agent shall return to Fulton any remaining Cash Consideration and Fulton Stock Consideration on deposit with the Exchange Agent on the date which is one (1) year after the Effective Date. Any shareholder of Prudential who has not surrendered his or her certificate(s) to the Exchange Agent (an “Unexchanged Shareholder”) prior to such time shall be entitled to receive the Merger Consideration (including cash-in-lieu of any fractional shares), without interest thereon, upon the surrender of such certificate(s) to Fulton, subject to applicable escheat or abandoned property laws. No dividends or distributions that have been declared, if any, on Fulton Stock Consideration will be paid to Unexchanged Shareholders entitled to receive Fulton Stock Consideration until such Persons surrender their certificates (or electronic equivalents) for Prudential Common Stock, at which time all such dividends and distributions shall be paid, without interest.

(a) None of Fulton, Prudential, the Exchange Agent or any other Person shall be liable to any former holder of Prudential Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(b) No Unexchanged Shareholder shall be considered a “shareholder of record” of Fulton for purposes of voting at any special or annual meeting of Fulton’s shareholders. The voting rights of Unexchanged Shareholders entitled to receive Fulton Stock Consideration shall commence only upon the surrender of their Prudential certificate(s) and the issuance to them of certificates for the Fulton Stock Consideration in exchange therefor.

(c) In the event that any certificates for Prudential Shares have not been surrendered for exchange in accordance with this Section on or before the first anniversary of the Effective Time, Fulton may at any time thereafter, with or without notice to the holders of record of such certificates, sell for the accounts of any or all of such holders any or all of the shares of Fulton Common Stock which such holders are entitled to receive under this Agreement (the “Unclaimed Shares”). Any such sale may be made by public or private sale or sale at any broker’s board or on any securities exchange in such manner and at such times as Fulton shall determine. If, in the opinion of counsel for Fulton, it is necessary or desirable, any Unclaimed Shares may be registered for sale under the Securities Act of 1933, as amended (the “Securities Act”), and applicable state laws. Fulton shall not be obligated to make any sale of Unclaimed Shares if it shall determine not to do so, even if notice of the sale of the Unclaimed Shares has been given. The net proceeds of any such sale of Unclaimed Shares shall be held for holders of the unsurrendered certificates for Prudential Shares whose Unclaimed Shares have been sold, to be paid to them upon surrender of the certificates for shares of Fulton Common Stock. From and after any such sale, the sole right of the holders of the unsurrendered certificates for Prudential Shares whose Unclaimed Shares have been sold shall be the right to collect the net sale proceeds held by Fulton for their respective accounts, and such holders shall not be entitled to receive any interest on such net sale proceeds held by Fulton. If outstanding certificates are not surrendered or the payment for them is not claimed prior to the date on which such payments would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by abandoned property laws, escheat laws and any other applicable law, become the property of Fulton (and to the extent not in its possession shall be paid over to it), free and clear of all claims or interest of any Person previously entitled to such claims. Notwithstanding the foregoing, none of Fulton, Prudential, the Exchange Agent or any other Person shall be liable to any former holder of Prudential Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

2.3 Treatment of Outstanding Prudential Options and Restricted Stock Awards. At the Effective Time, each option (collectively, “Prudential Options”) to purchase shares of Prudential Common Stock that (i) is outstanding at the Effective Time, (ii) has been granted pursuant to either the Prudential 2008 Stock Option Plan (the “Prudential 2008 SOP”) or the 2014 Stock Incentive Plan (the “Prudential 2014 SIP”); and (iii) would otherwise survive the Effective Time in the absence of the transactions contemplated by this Agreement, shall be cancelled in exchange for cash in an amount equal to the number of shares of Prudential Common Stock covered by such Prudential Option multiplied by the excess, if any, of $18.25 over the exercise price per share of each such Prudential Option. At the Effective Time, each outstanding and unvested plan share award previously granted under the Prudential 2008 Recognition and Retention Plan (the “Prudential 2008 RRP”) and each outstanding and unvested share award previously granted under the Prudential 2014 SIP shall, in accordance with the respective terms of such Prudential plans, become fully vested and the holder thereof shall be entitled to receive the Merger Consideration for the vested shares in accordance with the terms of this Agreement (the Prudential 2008 SOP, the Prudential 2008 RRP and the Prudential 2014 SIP are hereinafter referred to collectively as the “Prudential Stock Plans”).

2.4 Reservation and Registration of Shares . Prior to the Effective Time, Fulton shall take appropriate action to reserve a sufficient number of authorized but unissued shares of Fulton Common Stock to be issued in accordance with this Agreement as Fulton Stock Consideration, and at the Effective Time, Fulton will issue shares of Fulton Common Stock to the extent set forth in, and in accordance with, this Agreement.

2.5 Withholding Rights. Fulton shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from funds provided by the holder or from the consideration otherwise payable pursuant to this Agreement to any holder of Prudential Shares or Prudential Options, the minimum amounts (if any) that Fulton is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of Tax law. To the extent that amounts are so withheld by Fulton, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of such Prudential Shares or Prudential Options in respect of which such deduction and withholding was made by Fulton.

2.6 Expenses. All costs and expenses associated with the surrender and exchange of Prudential Shares for the Merger Consideration shall be borne by Fulton.

2.7 No Dissenters’ Rights . Pursuant to Applicable Corporate Law, the shareholders of Prudential shall not be entitled to exercise dissenters’ rights.

2.8 Exemption from Liability Under Section 16(b) . Prior to the Effective Time, the Parties shall take all such steps as may be required to cause (i) any dispositions of shares of Prudential Common Stock (including derivative securities with respect to such shares) in the Merger by Prudential personnel who are subject to the reporting requirements of Section 16(a) of the Exchange Act (“Insiders”), or (ii) acquisitions of Fulton Common Stock (including derivative securities with respect to such shares) in the Merger by Prudential personnel who will be Insiders of Fulton immediately after the Effective Time, to be exempt under Rule 16b-3 promulgated under the Exchange Act, in accordance with the No-Action Letter dated January 12, 1999 issued by the SEC to Skadden, Arps, Slate, Meagher & Flom LLP.

Article III.

REPRESENTATIONS AND WARRANTIES OF PRUDENTIAL

Except as disclosed in the disclosure schedule (with such disclosures referenced as Schedules below) delivered by Prudential to Fulton concurrently with the execution and delivery of this Agreement (the “Prudential Disclosure Schedule”) (it being understood that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Prudential Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Prudential that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to have a Material Adverse Effect, and (iii) any disclosures made with respect to a section of this Article III shall be deemed to qualify (A) any other section of this Article III specifically referenced or cross-referenced, and (B) other sections of this Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections), Prudential hereby represents and warrants to Fulton as follows:

3.1 Organization.

(a) Prudential is a corporation that is duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. Prudential is a bank holding company under the BHC Act, has full power and lawful authority to own and hold its properties and to carry on its business as presently conducted, and is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state or local) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing except where the failure to be so qualified or licensed and in good standing would not, individually or in the aggregate, have a Material Adverse Effect on Prudential.

(b) Prudential Bank is a Pennsylvania savings bank that is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation. Prudential Bank is an insured bank under the provisions of the Federal Deposit Insurance Act, as amended (the “FDI Act”), and is not a member of the Federal Reserve System. Prudential Bank has full power and lawful authority to own and hold its properties and to carry on its business as presently conducted and is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state or local) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing except where the failure to be so qualified or licensed or in good standing would not, individually or in the aggregate, have a Material Adverse Effect on Prudential or Prudential Bank. The deposit accounts of Prudential Bank are insured by the FDIC through the Deposit Insurance Fund (as defined in Section 3(y) of the FDI Act) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened.

(c) PSB Delaware, Inc. is duly organized, validly existing and in good standing under the laws of Delaware and was established to hold certain investment securities. PSB Delaware, Inc. has full power and lawful authority to own and hold its properties, to carry on its business as presently conducted and is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state or local) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing except where the failure to be so qualified or licensed or in good standing would not, individually or in the aggregate, have a Material Adverse Effect on Prudential, Prudential Bank or PSB Delaware, Inc..

3.2 Authority.

(a) Prudential has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and, subsequent hereto, the Bank Merger Agreement, and the performance of the transactions contemplated herein and therein, have been authorized by the respective Boards of Directors of Prudential and of Prudential Bank, as required by law. The Board of Directors of Prudential has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of Prudential and has directed that this Agreement and the transactions contemplated hereby be submitted to Prudential’s shareholders for adoption at a meeting of such shareholders and has adopted a resolution to the foregoing effect. Except for the approval of this Agreement by Prudential’s shareholders, Prudential and Prudential Bank have taken all corporate action necessary to authorize this Agreement and the Bank Merger Agreement and the performance of the transactions contemplated herein and therein, including the Merger and the Bank Merger. Approval of this Agreement by Prudential’s shareholders will require the affirmative vote of a majority of the votes cast by the holders of the Prudential Common Stock entitled to vote at a duly called meeting of the shareholders of Prudential at which a quorum, as defined in Prudential’s Bylaws, is present (“Requisite Shareholder Vote”). The Requisite Shareholder Vote is the only vote or consent of the holders of any class or series of Prudential’s capital stock required under Prudential’s Articles of Incorporation or Bylaws, any Takeover Statutes or any Applicable Corporate Law to approve and adopt this Agreement, approve the Merger and consummate the Merger and the other transactions contemplated hereby and thereby.

(b) This Agreement has been duly executed and delivered by Prudential and, assuming due authorization, execution and delivery by Fulton, constitutes a valid and binding obligation of Prudential, enforceable against Prudential in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, regulations and rules affecting financial institutions and subject as to enforceability, to general principles of equity, regardless of whether enforcement is sought in a proceeding at law or in equity (the “Bankruptcy and Equity Exceptions”). The Bank Merger Agreement when duly executed and delivered by Prudential Bank and, assuming due authorization, execution and delivery by Fulton Bank, will constitute a valid and binding obligation of Prudential Bank, enforceable against Prudential Bank in accordance with its terms, subject to the Bankruptcy and Equity Exceptions.

(c) Subject to the receipt of the necessary regulatory or Governmental Entity approvals by the Parties hereto with respect to this Agreement and to the Bank Merger Agreement, compliance with the terms of such approvals and the receipt of the requisite approval of Prudential’s shareholders, the execution, delivery and performance of this Agreement and the Bank Merger Agreement will not constitute a violation or breach of or default under (i) the Articles of Incorporation or Bylaws of Prudential or Prudential Bank, (ii) any statute, rule, regulation, order, decree or directive of any governmental authority or court applicable to Prudential or any Prudential Subsidiary, or (iii) any agreement, contract, memorandum of understanding, indenture or other instrument to which Prudential or any Prudential Subsidiary is a party or by which Prudential or any Prudential Subsidiary or any of their properties are bound.

3.3 Subsidiaries. Prudential Bank is a wholly-owned Subsidiary of Prudential, and PSB Delaware, Inc. is a wholly-owned Subsidiary of Prudential Bank (collectively, the “Prudential Subsidiaries”). Except for the Prudential Subsidiaries, Prudential has no Subsidiaries.

3.4 Capitalization.

(a) As of the date of this Agreement, the authorized capital of Prudential consists exclusively of 10,000,000 shares of preferred stock, $0.01 par value (the “Prudential Preferred Stock”), and 40,000,000 shares of Prudential Common Stock. As of the date of this Agreement, 7,771,958 shares of Prudential Common Stock are outstanding, and no shares of the Prudential Preferred Stock are outstanding and except for shares of Prudential Common Stock to be issued pursuant to Prudential Incentive Equity (as such term is hereinafter defined) no other capital stock or other voting securities of Prudential are issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Prudential Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of Prudential may vote are issued or outstanding. Except as set forth in Schedule 3.4(a), as of the date of this Agreement, no trust preferred or subordinated debt securities of Prudential are issued or outstanding. Other than the outstanding options and plan share awards set forth in Schedule 3.4(b) made pursuant to the Prudential Stock Plans, in each case, issued prior to the date of this Agreement, there are no outstanding subscriptions, Prudential Options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating Prudential to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities.

(b) Schedule 3.4(b) sets forth a list of all Prudential plans pursuant to which Prudential incentive equity interests (the “Prudential Incentive Equity”) may be issued, a listing of each Prudential Option and plan share award grant outstanding as of the date of this Agreement (copies of which have been provided to Fulton), including the name of each holder of such Prudential Option and/or plan share award, the date of grant, the number of shares of Prudential Common Stock subject to such Prudential Option or plan share award, as applicable, the Prudential Stock Plan under which such Prudential Incentive Equity was granted, the exercise price per share of such Prudential Option, the vesting date, the expiration date, and the classification of whether such Prudential Option is an incentive stock option or a nonqualified stock option. Other than the Prudential Incentive Equity, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of Prudential or any of the Prudential Subsidiaries) are outstanding.

(c) Prudential owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Prudential Subsidiaries, free and clear of any liens, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Prudential Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Prudential Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary. The equity ownership interests of the Prudential Subsidiaries are sometimes collectively referred to herein as the “Prudential Subsidiaries Common Equity”.

(d) There are no voting trusts, shareholder agreements, proxies or other agreements in effect pursuant to which Prudential or any of the Prudential Subsidiaries has a contractual or other obligation with respect to the voting or transfer of the Prudential Common Stock or other equity interests of Prudential.

3.5 Consents and Approvals . Except for (i) the filing of applications, filings and notices, as applicable, with the Bank Regulators as required by applicable law in connection with the Merger and the Bank Merger and approval of such applications, filings and notices, (ii) the filing with the SEC of a proxy statement and prospectus in definitive form relating to the meeting of Prudential’s shareholders to be held in connection with this Agreement, the offering of Fulton Common Stock in the Merger and the other transactions contemplated hereby (including any amendments or supplements thereto, the “Proxy Statement/Prospectus”), and of the Registration Statement on Form S-4 in which the Proxy

Statement/Prospectus will be included, to be filed with the SEC by Fulton in connection with the transactions contemplated by this Agreement (the “Registration Statement”) and declaration of effectiveness of the Registration Statement, (iii) the filing of Articles of Merger with the Filing Office and (iv) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Fulton Common Stock pursuant to this Agreement, no consents or approvals of or filings or registrations with any court or administrative agency or commission or other governmental authority or instrumentality or SRO (each a “Governmental Entity”) are necessary in connection with (A) the execution and delivery by Prudential of this Agreement or (B) the consummation by Prudential of the Merger and the other transactions contemplated hereby (including the Bank Merger). As of the date hereof, Prudential is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and Bank Merger on a timely basis.

3.6 Charter, Bylaws and Minute Books . Copies of the Articles of Incorporation and Bylaws or Articles of Organization and Operating Agreements or other operative charter or entity documents of Prudential and each of the Prudential Subsidiaries have been previously made available to Fulton for inspection and are true, correct and complete. Except as previously disclosed to Fulton in writing, the minute books of Prudential and the Prudential Subsidiaries that have been made available to Fulton for inspection are true, correct and complete in all material respects and accurately record the actions taken by the Boards of Directors and shareholders or members of Prudential and the Prudential Subsidiaries at the meetings documented in such minutes.

3.7 Reports.

(a) Prudential and each of the Prudential Subsidiaries have timely filed (or furnished, as applicable) all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since the Look Back Date with (i) any state regulatory authority, (ii) the SEC, (iii) the Bank Regulators, (iv) any SRO ((i) – (iv), each, a “Regulatory Agency” and, collectively the “Regulatory Agencies”), including any report, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith. As of their respective dates, all such reports, registrations and statements filed with a Regulatory Agency complied as to form, in all material respects, with the published rules and regulations of such Regulatory Agencies. Except for examinations of Prudential and the Prudential Subsidiaries conducted by a Regulatory Agency in the Ordinary Course of Business, no Regulatory Agency has initiated or has pending any proceeding or, to the Knowledge of Prudential, investigation or inquiry into the business or operations of Prudential or any of the Prudential Subsidiaries since the Look Back Date. To the Knowledge of Prudential, there is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Prudential or any of the Prudential Subsidiaries.

(b) An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Prudential or any of the Prudential Subsidiaries pursuant to the Securities Act or the Exchange Act, as the case may be (the “Prudential SEC Reports”), since the Look Back Date is publicly available. No such Prudential SEC Report, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Prudential SEC Reports filed or furnished under the Securities Act and the Exchange Act complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Prudential has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the SOX Act. As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Prudential SEC Reports.

3.8 Financial Statements.

(a) The financial statements of Prudential and the Prudential Subsidiaries included (or incorporated by reference) in the Prudential SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Prudential and the Prudential Subsidiaries, (ii) fairly present in all material respects the consolidated statements of operations, cash flows, changes in stockholders’ equity and consolidated financial condition of Prudential and the Prudential Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Prudential and the Prudential Subsidiaries have been, since the Look Back Date, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. No auditor of Prudential has resigned (or informed Prudential that it intends to resign) or been dismissed as independent registered public accounting firm of Prudential as a result of or in connection with any disagreements with Prudential on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure in the past three completed fiscal years.

(b) The records, systems, controls, data and information of Prudential and the Prudential Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Prudential or the Prudential Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Prudential. Prudential (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Prudential, including the Prudential Subsidiaries, is made known to the chief executive officer and the chief financial officer of Prudential by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “SOX Act”), and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Prudential’s independent registered public accounting firm and the audit committee of Prudential’s Board of Directors (x) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Prudential’s ability to record, process, summarize and report financial information, and (y) to the Knowledge of Prudential, any fraud, whether or not material, that involves management or other employees who have a significant role in Prudential’s internal controls over financial reporting. These disclosures were made in writing by management to Prudential’s independent registered public accounting firm and audit committee and a copy has been previously made available to Fulton. To the Knowledge of Prudential, there is no reason to believe that Prudential’s chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the SOX Act, without qualification, when next due.

(c) Since the Look Back Date, (i) neither Prudential nor any of the Prudential Subsidiaries, nor, to the Knowledge of Prudential, any director, officer, auditor, accountant or representative of Prudential or any of the Prudential Subsidiaries, has received or otherwise had or obtained Knowledge of any complaint, allegation, assertion or claim, whether written or, to the Knowledge of Prudential, oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Prudential or any of the Prudential Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or written claim that Prudential or any of the Prudential Subsidiaries has engaged in accounting or auditing practices inconsistent with GAAP, and (ii) no attorney representing Prudential or any of the Prudential Subsidiaries, whether or not employed by Prudential or any of the Prudential Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Prudential or any Prudential Subsidiary or any of their officers, directors or employees to the respective Boards of Directors of Prudential or any Prudential Subsidiary or any committee thereof or to the Knowledge of Prudential, to any director or officer of Prudential or any Prudential Subsidiary.

3.9 Absence of Undisclosed Liabilities. Except as disclosed in Schedule 3.9, or as reflected, noted or adequately reserved against in the consolidated statement of financial condition included in Prudential’s Annual Report on Form 10-K for the fiscal year ended September 30, 2021 (the “Prudential Balance Sheet”), as of the date of the Prudential Balance Sheet, neither Prudential nor any of Prudential Subsidiaries had any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) other than liabilities which were included in the Prudential Balance Sheet, or disclosed in the notes thereto. Except as disclosed in Schedule 3.9, Prudential and the Prudential Subsidiaries have not incurred, since the date of the Prudential Balance Sheet, any such liability, other than liabilities of the same nature as those set forth in the Prudential Balance Sheet, all of which have been incurred in the Ordinary Course of Business and except for liabilities incurred in connection with this Agreement and the transactions contemplated hereby, including the Bank Merger.

3.10 Absence of Changes. Since the date of the Prudential Balance Sheet, Prudential and the Prudential Subsidiaries have each conducted their businesses in the Ordinary Course of Business. Since the date of Prudential Balance Sheet, neither Prudential nor the Prudential Subsidiaries have undergone any changes in their condition (financial or otherwise), assets, liabilities, business, or results of operations, which, individually or in the aggregate, had a Material Adverse Effect as to Prudential or the Prudential Subsidiaries.

3.11 Dividends, Distributions and Stock Purchases. Except as set forth in Schedule 3.11, since the date of the Prudential Balance Sheet, neither Prudential nor any Prudential Subsidiary has declared, set aside, made or paid any dividend or other distribution in respect of the Prudential Common Stock or the Prudential Subsidiaries Common Equity, or purchased, issued or sold any shares of Prudential Common Stock or the Prudential Subsidiaries Common Equity, other than as described in the Prudential SEC Reports.

3.12 Taxes. Each of Prudential and the Prudential Subsidiaries has duly and timely filed (taking into account all applicable extensions) all Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. Neither Prudential nor any of the Prudential Subsidiaries is the beneficiary of any extension of time within which to file any Tax Return. All Taxes of Prudential and the Prudential Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid or adequate provision has been made for any such Taxes on the Prudential Balance Sheet in accordance with GAAP. Each of Prudential and the Prudential Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. As of the date hereof, neither Prudential nor any of the Prudential Subsidiaries has granted any extension or waiver of the limitation period applicable to any Tax that remains in effect. Except as set forth in Schedule 3.12, the federal income Tax Returns of Prudential and its Subsidiaries for all years in the six (6) year period ending December 31 of the Prior Year have been audited by the Internal Revenue Service (the “IRS”) or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired. No deficiency with respect to any amount of Taxes has been proposed, asserted or assessed against Prudential or any of the Prudential Subsidiaries. There are no pending or to Prudential’s Knowledge, threatened, disputes, claims, audits, examinations or other proceedings regarding any Taxes of Prudential and the Prudential Subsidiaries or the assets of Prudential and the Prudential Subsidiaries. In the last six (6) years, neither Prudential nor any of the Prudential Subsidiaries has been informed in writing by any jurisdiction that the jurisdiction believes that Prudential or any of the Prudential Subsidiaries was required to file any Tax Return that was not filed. Prudential has made available to Fulton true, correct, and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six (6) years. There are no Liens for Taxes (except Taxes not yet due and payable) on any of the assets of Prudential or any of the Prudential Subsidiaries. Neither Prudential nor any of the Prudential Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Prudential and the Prudential Subsidiaries). Neither Prudential nor any of the Prudential Subsidiaries (A) has been within the past six (6) years a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Prudential) or (B) has any liability for the Taxes of any Person (other than Prudential or any of the Prudential Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. Neither Prudential nor any of the Prudential Subsidiaries has been, within the past six (6) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code. Neither Prudential nor any of the Prudential Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2). At no time during the past six (6) years has Prudential been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code. Neither Prudential nor any of the Prudential Subsidiaries will be required to include any item of income in, or to exclude any item of deduction from, taxable income in any taxable period (or portion thereof) ending after the Effective Date as a result of any (i) change in method of accounting, (ii) closing agreement, (iii) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign law), (iv) installment sale or open transaction disposition made on or prior to the Effective Date, or (v) prepaid amount received on or prior to the Effective Date.

3.13 Title to and Condition of Assets. Except as disclosed in Schedule 3.13, Prudential and the Prudential Subsidiaries have good and marketable title to all consolidated real and personal properties and assets reflected in the Prudential Balance Sheet or acquired subsequent to the date of the Prudential Balance Sheet, (other than property and assets disposed of in the Ordinary Course of Business), free and clear of all Liens or encumbrances of any kind whatsoever; provided, however, that the representations and warranties contained in this sentence do not cover Liens that: (i) are reflected in the Prudential Balance Sheet or in Schedule 3.13; (ii) represent liens for current taxes not yet due or which, if due, may be paid without penalty, or which are being contested in good faith by appropriate proceedings; and (iii) represent such imperfections of title, liens, encumbrances, zoning requirements and easements, if any, as are not substantial in character, amount or extent and do not detract from the value, or interfere with the present use, of the properties and assets subject thereto. The structures and other improvements to real estate, furniture, fixtures and equipment reflected in the Prudential Balance Sheet or acquired subsequent to the date of the Prudential Balance Sheet: (A) are in good operating condition and repair (ordinary wear and tear excepted), and (B) comply in all material respects with all applicable laws, ordinances and regulations, including without limitation all building codes, zoning ordinances and other similar laws. Prudential and the Prudential Subsidiaries own or have the right to use all real and personal properties and assets that are material to the conduct of their respective businesses as presently conducted.

3.14 Contracts.

(a) Except as set forth in Schedule 3.14(a), as of the date hereof, neither Prudential nor any of the Prudential Subsidiaries is a party to or bound by any Material Contract, other than any Prudential Benefit Plan. Neither Prudential nor any of the Prudential Subsidiaries knows of, or has received written, or, to Prudential’s Knowledge, oral notice of, any violation of a Material Contract by any of the other parties thereto which would reasonably be likely to be, either individually or in the aggregate, material to Prudential and the Prudential Subsidiaries.

(b) In each case, except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Prudential: (i) each Material Contract is valid and binding on Prudential or one of the Prudential Subsidiaries, as applicable, and in full force and effect, (ii) Prudential and each of the Prudential Subsidiaries has performed all obligations required to be performed by it prior to the date hereof under each Material Contract, (iii) to Prudential’s Knowledge, each third-party counterparty to each Material Contract has performed all obligations required to be performed by it to date under such Material Contract and (iv) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a default on the part of Prudential or any of the Prudential Subsidiaries under any such Material Contract.

3.15 Litigation and Governmental Directives. Except as disclosed in Schedule 3.15, (i) there is no litigation, investigation, inquiry or proceeding pending, or to the Knowledge of Prudential or the Prudential Subsidiaries, threatened, that involves Prudential or the Prudential Subsidiaries or any of their properties and that, if determined adversely, would restrict the ability of Prudential to perform its obligations under this Agreement or otherwise threaten or impede the timely consummation of the transactions contemplated by this Agreement; (ii) there are no outstanding orders, writs, injunctions, judgments, decrees, regulations, directives, consent agreements or memoranda of understanding issued by any Governmental Entity against, or with the consent of, Prudential or the Prudential Subsidiaries that restrict the right of Prudential or the Prudential Subsidiaries to carry on their businesses as presently conducted; and (iii) neither Prudential nor the Prudential Subsidiaries have Knowledge of any fact or condition presently existing that might give rise to any litigation, investigation or proceeding which, if determined adversely to either Prudential or the Prudential Subsidiaries, would restrict the right of, Prudential or the Prudential Subsidiaries to carry on their businesses as presently conducted. All litigation (except for bankruptcy proceedings in which Prudential or the Prudential Subsidiaries have filed proofs of claim) in which Prudential or the Prudential Subsidiaries are involved as a plaintiff or defendant (other than routine collection and foreclosure suits initiated in the Ordinary Course of Business) in which the amount sought to be recovered is greater than $100,000 is identified in Schedule 3.15. Neither Prudential nor any of the Prudential Subsidiaries is, or has been since the Look

Back Date, subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or a recipient of any supervisory letter from, or, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in a Schedule, a “Regulatory Agreement”), nor been advised in writing or, to Prudential’s Knowledge, orally, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Regulatory Agreement.

3.16 Risk Management Instruments . All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Prudential, any of the Prudential Subsidiaries or for the account of a customer of Prudential or one of the Prudential Subsidiaries, were entered into in the Ordinary Course of Business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of Prudential or one of the Prudential Subsidiaries enforceable in accordance with their terms (except as may be limited by the Bankruptcy and Equity Exceptions). Except as set forth in Schedule 3.16, none of such instruments would reasonably be expected to experience adverse changes in value as a result of changes in interest or exchange rate changes that would exceed offsetting values of the underlying instruments. Prudential and each of the Prudential Subsidiaries have duly performed all of their obligations thereunder to the extent that such obligations to perform have accrued, and, to Prudential’s Knowledge, there are no breaches, violations or defaults or bona fide allegations or assertions of such by any party thereunder.

3.17 Environmental Matters. Except as may be set forth in Schedule 3.17, with respect to Prudential and each Prudential Subsidiary:

(a) Neither the conduct nor operation of its business nor any condition of any property currently or previously owned or operated by it during the period of such ownership or operation by Prudential or any Prudential Subsidiary, or to the Knowledge of Prudential at any other time, (including Participation Facilities, as hereinafter defined) including, without limitation, in a fiduciary or agency capacity, or to the Knowledge of Prudential, any property on which it holds a lien, results or resulted in a violation of or gives rise to any potential liability under, any Environmental Laws that is reasonably likely to impose a liability (including a remediation obligation) upon Prudential or any Prudential Subsidiary. No condition has existed or event has occurred with respect to Prudential or any of the Prudential Subsidiaries or any such property that, with notice or the passage of time, or both, is reasonably likely to result in any liability to Prudential or any Prudential Subsidiary by reason of any Environmental Laws. Neither Prudential nor any Prudential Subsidiary during the past five years has received any written notice from any Person or Governmental Entity that Prudential or any Prudential Subsidiary or the operation or condition of any property ever owned, operated (including Participation Facilities), or held as collateral or in a fiduciary capacity by Prudential or any Prudential Subsidiary, is currently in violation of or otherwise is alleged to have liability under any Environmental Laws or relating to Materials of Environmental Concern (including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any Materials of Environmental Concern at, on, beneath, or originating from any such property) for which a material liability is reasonably likely to be imposed upon Prudential or any Prudential Subsidiary;

(b) There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the Knowledge of Prudential, threatened, before any court, governmental agency or other forum against Prudential or any Prudential Subsidiary (a) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Laws or (b) relating to the presence of or release into the environment of any Materials of Environmental Concern (as defined herein), whether or not occurring at or on a site owned, leased or operated by Prudential or any Prudential Subsidiary;

(c) There are no underground storage tanks on, in or under any properties owned or operated by Prudential or any of the Prudential Subsidiaries, and no underground storage tanks have been closed or removed from any properties owned or operated by Prudential or any of the Prudential Subsidiaries or any Participation Facility except in compliance with Environmental Laws; and

(d) “Participation Facility” shall mean any facility in which Prudential or any of the Prudential Subsidiaries participates in the management, whether as a fiduciary, lender in control of the facility, owner or operator.

3.18 Personal Information and Data Security.

(a) Prudential and each of the Prudential Subsidiaries (i) has collected Personal Information in compliance with all applicable Privacy Laws; (ii) has the requisite consent or other authority under all applicable laws regarding the collection, use, storage, disclosure, or other processing of Personal Information to use, disclose, store, and otherwise process Personal Information, which consent or other authority is sufficient for the business as currently conducted; and (iii) has taken commercially reasonable steps to secure the business data related to Prudential’s and the Prudential Subsidiaries’ business from unauthorized access or unauthorized use by any Person. No communication from any Governmental Entity with respect to or alleging non-compliance with any law regarding the collection, use, storage, disclosure or other processing of Personal Information has been received by Prudential or any of the Prudential Subsidiaries. A copy of all internally or externally prepared reports or audits that describe or evaluate the information security procedures of Prudential or the Prudential Subsidiaries, all material policies related thereto and any failures to comply therewith have been provided to Fulton. To the Knowledge of Prudential, there has been no unauthorized access gained by any Person to Personal Information held or collected by Prudential or any Prudential Subsidiary, their employees, or third party contractors in the course of conducting Prudential’s and the Prudential Subsidiaries’ business.

(b) Prudential and each of the Prudential Subsidiaries maintains a written information privacy and security program that maintains commercially reasonable measures to protect the privacy, confidentiality and security of all Personal Information against any (i) loss or misuse of Personal Information, (ii) unauthorized or unlawful operations performed upon Personal Information, or (iii) other act or omission that compromises the security or confidentiality of Personal Information (clauses (i) through (iii), a “Security Breach”). Except as set forth in Schedule 3.18(b), since the Look Back Date, neither Prudential nor any Prudential Subsidiary has experienced any Security Breach and there are no data security or other technological vulnerabilities with respect to Prudential’s or the Prudential Subsidiaries’ information technology systems or networks.

3.19 Intellectual Property. Prudential and each of the Prudential Subsidiaries owns, or is licensed to use (in each case, free and clear of any Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. The use of any Intellectual Property by Prudential and the Prudential Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any Person, and no Person has asserted to Prudential or any Prudential Subsidiary in writing that Prudential or any of the Prudential Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such Person. To the Knowledge of Prudential, no Person is challenging, infringing on or otherwise violating any right of Prudential or any of the Prudential Subsidiaries with respect to any Intellectual Property owned by Prudential or the Prudential Subsidiaries. Neither Prudential nor any Prudential Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by Prudential or any Prudential Subsidiary. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, internet domain names, logos and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), and any re-examinations, extensions or reissues thereof, in any jurisdiction; trade secrets; and copyrights and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof.

3.20 Compliance with Laws; Governmental Authorizations.

(a) Prudential and each of the Prudential Subsidiaries hold, and have at all times since the Look Back Date held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), and, to the Knowledge of Prudential, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. Prudential and each of the Prudential Subsidiaries have complied in all material respects with and are not in default or violation under any law, statute, order, rule or regulation of any Governmental Entity applicable to Prudential or any of the Prudential Subsidiaries, including (to the extent applicable to Prudential or the Prudential Subsidiaries) all laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Foreign Corrupt Practices Act of 1977, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the SOX Act, and all applicable agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. As of the date hereof, Prudential Bank has a Community Reinvestment Act rating of “satisfactory” or better.

(b) Without limitation, neither Prudential nor any of the Prudential Subsidiaries or to the Knowledge of Prudential, any director, officer, employee, agent or other person acting on behalf of Prudential or any of the Prudential Subsidiaries has, directly or indirectly, (i) used any funds of Prudential or any of the Prudential Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Prudential or any of the Prudential Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, to the extent applicable to Prudential or any Prudential Subsidiary, (iv) established or maintained any unlawful fund of monies or other assets of Prudential or any of the Prudential Subsidiaries, (v) made any fraudulent entry on the books or records of Prudential or any of the Prudential Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for Prudential or any of the Prudential Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Prudential or any of the Prudential Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.

(c) Each of the Prudential and the Prudential Subsidiaries has complied in all material respects with, and is not in material default or violation under, 12 U.S.C. § 1851 and the regulations promulgated by the Federal Reserve Board, the OCC or the SEC in connection therewith.

3.21 Insurance.

(a) All policies of insurance relating to Prudential’s and the Prudential Subsidiaries’ operations (except for title insurance policies), including without limitation all financial institutions bonds, held by or on behalf of Prudential or the Prudential Subsidiaries are listed in Schedule 3.21. All such policies of insurance are in full force and effect, and no notices of cancellation have been received in connection therewith.

(b) Prudential and the Prudential Subsidiaries are insured with insurers believed by Prudential to be reputable against such risks and in such amounts as the management of Prudential reasonably has determined to be prudent, and Prudential and the Prudential Subsidiaries are in compliance with their insurance policies and are not in default under any of the terms thereof.

(c) With respect to insurance policies of Prudential or any of the Prudential Subsidiaries:

(i) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Prudential and the Prudential Subsidiaries, Prudential or the relevant Prudential Subsidiary thereof is the sole beneficiary of such policies;

(ii) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion;

(iii) there is no claim for coverage by Prudential or any of the Prudential Subsidiaries pending under any insurance policy as to which coverage has been questioned, denied or disputed by the underwriters of such insurance policy;

(iv) neither Prudential nor any of the Prudential Subsidiaries has received notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any insurance policies; and

(v) Since the Look Back Date, to the Knowledge of Prudential, all claims against Prudential or any of the Prudential Subsidiaries, and all circumstances that could reasonably be expected to result in a claim against Prudential or any of the Prudential Subsidiaries, have been timely reported to Prudential’s and the Prudential Subsidiaries’ insurance carrier, all required filings with Prudential’s and the Prudential Subsidiaries’ insurance carrier related thereto have been made, and all material written correspondence related to any such claims or potential claims is set forth in Schedule 3.21.

3.22 Financial Institutions Bonds. Since the Look Back Date, Prudential Bank and the Prudential Subsidiaries have continuously maintained in full force and effect one or more financial institutions bonds listed in Schedule 3.22 insuring Prudential Bank and the Prudential Subsidiaries against acts of dishonesty by each of their employees. No claim has been made under any such bond and Prudential Bank and the Prudential Subsidiaries have no Knowledge of any fact or condition presently existing which could reasonably be expected to form the basis of a claim under any such bond. Prudential Bank and the Prudential Subsidiaries has received no notice that their present financial institutions bond or bonds will not be renewed by its carrier on substantially the same terms as those now in effect.

3.23 Labor Relations; Employment Agreements; Employment Matters.

(a) Neither Prudential nor any of the Prudential Subsidiaries is a party to or bound by any collective bargaining agreement. Prudential and the Prudential Subsidiaries enjoy good working relationships with their employees, and there are no labor disputes pending, or, to the Knowledge of Prudential, threatened, that would have a Material Adverse Effect on Prudential. There are no pending or, to Prudential’s Knowledge since the Look Back Date, threatened, labor grievances or unfair labor practice claims or charges against Prudential or any of the Prudential Subsidiaries, or any strikes or other labor disputes against Prudential or any of the Prudential Subsidiaries. Neither Prudential nor any of the Prudential Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Prudential or any of the Prudential Subsidiaries and, there are no pending or, to the Knowledge of Prudential, threatened, organizing efforts by any union or other group seeking to represent any employees of Prudential or any of the Prudential Subsidiaries.

(b) Except as disclosed in Schedule 3.23(b), as of the Effective Time, (i) neither Prudential nor the Prudential Subsidiaries will have any liability for employee termination rights or payments arising out of any Employment Obligation, and (ii) neither the execution of this Agreement nor the consummation of the Merger shall, by itself, entitle any employee of Prudential or the Prudential Subsidiaries to any “change of control” payments or benefits. Except as set forth in Schedule 3.23(b), no payment that is owed or may become due to any director, officer, employee, or agent of Prudential or any Prudential Subsidiary as a result of the consummation of the Merger will be non-deductible to Prudential or any Prudential Subsidiary or subject to tax under the Code, §280G or §4999; nor, except as set forth in Schedule 3.23(b), will Prudential or any Prudential Subsidiary be required to “gross up” or otherwise compensate any such person because of the imposition of any excise tax on a payment to such person as a result of the consummation of the Merger.

(c)

(i) Each of Prudential and the Prudential Subsidiaries has, since January 1, 2016, been in compliance with all applicable laws with respect to employment and employee relations, including those in respect of discrimination, harassment or retaliation in employment, pay equity, terms and conditions of employment, pay rates, termination of employment, wages, hours, overtime pay, vacation, disability, leave, occupational safety and health, COVID-19, employee whistle-blowing, immigration, data protection, employee privacy, employment practices and classification of employees, consultants and independent contractors. Prudential and the Prudential Subsidiaries have not engaged in any unfair labor practice, as defined in the National Labor Relations Act or other applicable labor laws or been in breach of any other applicable law. There are no claims, charges, complaints, grievances, disciplinary matters or controversies pending or, to Prudential’s Knowledge, threatened, between Prudential, any of the

Prudential Subsidiaries and any of its current or former employees, including any such charges, complaints, grievances, disciplinary matters or controversies that have resulted or could reasonably be expected to result in a legal proceeding. Since January 1, 2016, neither Prudential nor any Prudential Subsidiary has received notice from any Governmental Entity responsible for the enforcement of labor or employment laws indicating that it has asserted, or intends to assert, claims or to conduct an investigation with respect to any current or former employees, no such investigation is in progress, and, to Prudential’s Knowledge, no Governmental Entity intends to or has threatened to conduct such investigation. Since January 1, 2016, neither Prudential nor any Prudential Subsidiary has received any notice from, or been subject to any proceeding involving, any Governmental Entity involving a claim that individuals who provided services to Prudential or a Prudential Subsidiary as independent contractors should have been classified as “employees” of Prudential or a Prudential Subsidiary, or that personnel were incorrectly classified by Prudential or a Prudential Subsidiary as exempt or non-exempt, as the case may be, under the Fair Labor Standards Act and any other applicable law.

(ii) Since January 1, 2016, neither Prudential nor any Prudential Subsidiary has been a party to any settlement agreement with any current or former director, manager, officer, employee, applicant or other individual service provider resolving allegations of sexual harassment or discrimination. Since January 1, 2016, there have not been any allegations of sexual harassment or discrimination by or against any current or former director, manager, officer, employee or other individual service provider of Prudential or a Prudential Subsidiary, and none are currently pending.

3.24 Employee Benefit Plans.

(a) All Prudential Benefit Plans to which Prudential or the Prudential Subsidiaries are a party or by which Prudential or the Prudential Subsidiaries maintain, contribute to, reimburse another entity for, or are bound are identified in Schedule 3.24(a), (“Prudential Benefit Plans”). Schedule 3.24(a) identifies the Prudential Benefit Plans as to which a third party professional employer organization is the plan sponsor (the “Prudential PEO Plans”).

(b) Each Prudential Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code.

(c) Prudential has made available to Fulton true and complete copies of each Prudential Benefit Plan, and the following related documents, to the extent applicable: (i) all current summary plan descriptions, amendments, modifications or material supplements, (ii) the most recent annual report (Form 5500) filed with the IRS, (iii) the most recently received IRS determination letter, and (iv) the most recently prepared actuarial report.

(d) The IRS has issued a favorable determination letter or opinion with respect to each Prudential Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Prudential Qualified Plans”) and the related trust, which letter or opinion has not been revoked (nor has revocation been threatened), and, to the Knowledge of Prudential, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Prudential Qualified Plan or the related trust.

(e) With respect to each Prudential Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code: (i) the minimum funding standard under Section 302 of ERISA and Sections 412 and 430 of the Code has been satisfied and no waiver of any minimum funding standard or any extension of any amortization period has been requested or granted, (ii) no such plan is in “at-risk” status for purposes of Section 430 of the Code, (iii) the present value of accrued benefits under such Prudential Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Prudential Benefit Plan’s actuary with respect to such Prudential Benefit Plan, did not, as of its latest valuation date, exceed the then current fair market value of the assets of such Prudential Benefit Plan allocable to such accrued benefits, (iv) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (v) all premiums to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full, (vi) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by Prudential or any of the Prudential Subsidiaries, and (vii) the PBGC has not instituted proceedings to terminate any such Prudential Benefit Plan.

(f) None of Prudential and the Prudential Subsidiaries nor any Prudential ERISA Affiliate has, at any time during the last six (6) years, contributed to or been obligated to contribute to a Multiemployer Plan or a plan that has two (2) or more contributing sponsors at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”) except as set forth in Schedule 3.24(f). None of Prudential and the Prudential Subsidiaries nor any Prudential ERISA Affiliate has incurred any liability that has not been satisfied to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.

(g) Except as set forth in Schedule 3.24(g), no Prudential Benefit Plan provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.

(h) All contributions required to be made by Prudential or any Prudential Subsidiary to any Prudential Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable by Prudential or any Prudential Subsidiary with respect to insurance policies funding any Prudential Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Prudential.

(i) There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to Prudential’s Knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against the Prudential Benefit Plans, any fiduciaries thereof with respect to their duties to the Prudential Benefit Plans or the assets of any of the trusts under any of the Prudential Benefit Plans that would reasonably be expected to result in any liability of Prudential or any of the Prudential Subsidiaries in an amount that would be material to Prudential and the Prudential Subsidiaries, provided that all of the representations made by Prudential in this subsection (i) are made to Prudential’s Knowledge to the extent such representations relate to an Prudential PEO Plan.

(j) None of Prudential and the Prudential Subsidiaries nor any Prudential ERISA Affiliate has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) which would reasonably be expected to subject any of the Prudential Benefit Plans or their related trusts, Prudential, any of the Prudential Subsidiaries or any Prudential ERISA Affiliate to any material Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA, provided that all of the representations made by Prudential in this subsection (j) are made to Prudential’s Knowledge to the extent such representations relate to an Prudential PEO Plan.

(k) Except as set forth in Schedule 3.24(k), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in the acceleration of vesting, exercisability, funding or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or other service provider of Prudential or any of the Prudential Subsidiaries, or result in any limitation on the right of Prudential or any of the Prudential Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Prudential Benefit Plan or related trust on or after the Effective Time. Without limiting the generality of the foregoing, except as set forth in Schedule 3.24(k), no amount paid or payable (whether in cash, in property, or in the form of benefits) by Prudential or any of the Prudential Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.

(l) No Prudential Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code, or otherwise.

(m) Each Prudential Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) is operated in material compliance with the provisions of Section 409A of the Code and the regulations promulgated thereunder.

3.25 Loan Portfolio.

(a) As of the date hereof, except as set forth in Schedule 3.25(a), neither Prudential nor any of the Prudential Subsidiaries is a party to any written or oral (i) loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) in which Prudential or any Prudential Subsidiary is a creditor which as of the end of the last full month prior to the date of this Agreement, had an outstanding balance of $250,000 or more and under the terms of which the obligor was, as of the end of the last full month prior to the date of this Agreement, over 90 days or more delinquent in payment of principal or interest, or (ii) Loans with any director, executive officer or principal shareholder (as such terms are defined in 12 C.F.R. Part 215) of Prudential or any of the Prudential Subsidiaries. Except as such disclosure may be limited by any applicable law, rule or regulation, Schedule 3.25(a) sets forth a true, correct and complete list of all of the Loans of Prudential and the Prudential Subsidiaries that, as of the end of the last full month prior to the date of this Agreement had an outstanding balance of $250,000 or more and were classified by Prudential as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the aggregate principal amount of and accrued and unpaid interest on such Loans as of such date.

(b) Each outstanding Loan of Prudential and the Prudential Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Prudential and the Prudential Subsidiaries as secured Loans, has been secured by valid Liens, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exceptions.

(c) Each outstanding Loan of Prudential and the Prudential Subsidiaries (including Loans sold to third parties or held for resale to third parties) solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in accordance with the relevant notes or other credit or security documents, the applicable written underwriting standards of Prudential and the Prudential Subsidiaries (and, in the case of Loans sold to third parties or held for resale to third parties, the applicable underwriting standards, if any, of the applicable third parties) and with all applicable federal, state and local laws, regulations and rules. With respect to Loans sold to investors, Prudential and the Prudential Subsidiaries have no liability to such third parties for failure to service such Loans in accordance with the required servicing standards of such third parties, and such third parties have no contractual right to require Prudential or the Prudential Subsidiaries to repurchase such serviced Loans.

(d) None of the agreements pursuant to which Prudential or any of the Prudential Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(e) There are no outstanding Loans made by Prudential or any of the Prudential Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of Prudential or the Prudential Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.

(f) Neither Prudential nor any of the Prudential Subsidiaries is now, nor since the Look Back Date has been, subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity or Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans.

(g) Except as set forth in Schedule 3.25(g), (i) neither Prudential nor any of the Prudential Subsidiaries has directly contracted with an agent for providing assistance to eligible borrowers in connection with any Paycheck Protection Program (“PPP”) loans; (ii) Prudential and each of the Prudential Subsidiaries have, in all material respects, properly administered all accounts for which it acts as an agent or fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, investment manager, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (iii) none of Prudential, any of the Prudential Subsidiaries, or to the Knowledge of any of Prudential its or the Prudential Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such agent or fiduciary account, and the accountings and related data for each such agent or fiduciary account are true, correct and complete and accurately reflect the assets, activities and performance of such agent or fiduciary account.

(h) All real estate owned of Prudential as of the date hereof is set forth on Schedule 3.25(h) with an indication, for each such property, whether it is under agreement for sale.

3.26 Investment Portfolio.

(a) Each of Prudential and the Prudential Subsidiaries has good title in all respects to all securities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Lien, except (i) as set forth in the financial statements included in the Prudential SEC Reports or (ii) to the extent such securities or commodities are pledged in the Ordinary Course of Business to secure obligations of Prudential or the Prudential Subsidiaries. Such securities are valued on the books of Prudential in accordance with GAAP.

(b) Prudential and the Prudential Subsidiaries employ, to the extent applicable, investment, securities, risk management and other policies, practices and procedures that Prudential believes are prudent and reasonable in the context of their respective businesses, and Prudential and the Prudential Subsidiaries have, since the Look Back Date, been in compliance with such policies, practices and procedures in all material respects.

3.27 Related Party Transactions. Except as set forth in Schedule 3.27, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Prudential or any of the Prudential Subsidiaries, on the one hand, and any current director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Prudential or any of the Prudential Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Prudential Common Stock (or any of such person’s immediate family members or Affiliates) (other than Prudential Subsidiaries) on the other hand, of the type required to be reported in any Prudential SEC Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act (a “Related Party Transaction”).

3.28 Certain Activities.

(a) Neither Prudential, nor any Prudential Subsidiary:

(i) provides investment management, investment advisory or sub-advisory services to any person, including management and advice provided to separate accounts and participation in wrap fee programs, such that it is required to register with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended;

(ii) is a broker-dealer or is a commodity trading advisor, commodity pool operator, futures commission merchant or introducing broker such that registration is required under applicable laws or regulations;

(iii) originates, maintains or administers credit card accounts; or

(iv) provides, or has provided, merchant credit card processing services to any merchants.

(b) Prudential and each Prudential Subsidiary has administered all accounts for which it acts as a fiduciary, including, but not limited to, accounts for which it serves as trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulations. To Prudential’s Knowledge, neither Prudential, any Prudential Subsidiary, nor any of their respective directors, officers or employees, committed any breach of trust with respect to any such fiduciary account and the records for each such fiduciary account.

3.29 Brokers. Except as disclosed in Schedule 3.29, neither Prudential nor any of the Prudential Subsidiaries have paid or become obligated to pay any fee or commission of any kind whatsoever to any investment banker, broker, finder, financial advisor or other intermediary for, on account of or in connection with the transactions contemplated in this Agreement.

3.30 Complete and Accurate Disclosure. Neither this Agreement (insofar as it relates to Prudential, the Prudential Subsidiaries, the Prudential Common Stock, the Prudential Subsidiaries’ Common Equity, and the involvement of Prudential and the Prudential Subsidiaries in the transactions contemplated hereby) nor any Exhibits or Schedules to this Agreement nor the Financial Statements delivered by Prudential to Fulton pursuant to Section 3.8 contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

3.31 Proxy Statement/Prospectus. The information provided by Prudential or incorporated by reference from the Prudential SEC Reports relating to Prudential and the Prudential Subsidiaries for inclusion in the Proxy Statement/Prospectus and Registration Statement, or in any other document filed with any Regulatory Agency or other Governmental Entity in connection herewith, and any amendments or supplements thereto, will: (i) comply in all material respects with applicable provisions of the Securities Act, and the Exchange Act and the applicable rules and regulations of the SEC thereunder; and (ii) not contain any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omit to state any material fact that is required to be stated therein or necessary in order (A) to make the statements therein not false or misleading, or (B) to correct any statement in an earlier communication with respect to the Proxy Statement/Prospectus or Registration Statement which has become false or misleading.

3.32 Beneficial Ownership of Fulton Common Stock. Prudential and the Prudential Subsidiaries do not, and prior to the Effective Time, Prudential and the Prudential Subsidiaries will not, own beneficially (within the meaning of SEC Rule 13d 3(d)(1)) more than five percent (5%) of the outstanding shares of Fulton Common Stock.

3.33 Fairness Opinion. Prudential’s Board of Directors has received a written opinion from Keefe, Bruyette & Woods, Inc. dated as of the date hereof (a copy of such written opinion will be provided to Fulton concurrently with or prior to the execution of this Agreement), to the effect that the Merger Consideration, at the time of execution of this Agreement, is fair to Prudential’s shareholders from a financial point of view and such opinion has not been amended or rescinded.

3.34 State Takeover Laws. The Board of Directors of Prudential approval of this Agreement referenced in Section 3.2 herein and the Requisite Shareholder Vote are the only consents, approvals or votes necessary to render inapplicable Article IX of Prudential’s Articles of Incorporation and Chapter 25 of the PBCL and any similar “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” law (any such laws, “Takeover Statutes”).

3.35 Dissenters’ Rights. Holders of Prudential Common Stock do not have dissenters’ rights with respect to the Merger under the PBCL.

3.36 Reorganization. Prudential has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Article IV.

REPRESENTATIONS AND WARRANTIES OF FULTON

Except as disclosed in the disclosure schedule (with such disclosures referenced as Schedules below) delivered by Fulton to Prudential concurrently with the execution and delivery of this Agreement (the “Fulton Disclosure Schedule”) (it being understood that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Fulton Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Fulton that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to have a Material Adverse Effect, and (iii) any disclosures made with respect to a section of this Article IV shall be deemed to qualify (A) any other section of this Article IV specifically referenced or cross-referenced, and (B) other sections of this Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections), Fulton hereby represents and warrants to Prudential as follows:

4.1 Organization.

(a) Fulton is a corporation that is duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. Fulton is a financial holding company under the BHC Act, and has full power and lawful authority to own and hold its properties and to carry on its business as presently conducted, and is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing, except where the failure to be so qualified or licensed or in good standing would not, individually or in the aggregate, have a Material Adverse Effect Fulton.

(b) Fulton Bank is a national banking association that is duly organized, validly existing and in good standing under the National Bank Act. Fulton Bank is an insured bank under the provisions of the FDI Act, and is a member of the Federal Reserve System. Fulton Bank has full power and lawful authority to own and hold its properties and to carry on its business as presently conducted, and is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing. The deposit accounts of Fulton Bank are insured by the FDIC through the Deposit Insurance Fund (as defined in Section 3(y) of the FDI Act) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened.

(c) Each of the Fulton Subsidiaries currently conducting operations, other than Fulton Bank, is an entity that is duly organized, validly existing and in good standing under the laws of its state of incorporation or formation. Each of the Fulton Subsidiaries currently conducting operations has full power and lawful authority to own and hold its properties and to carry on its business as presently conducted and is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing, except where the failure to be so qualified or licensed or in good standing would not, individually or in the aggregate, have a Material Adverse Effect on Fulton.

4.2 Authority.

(a) Fulton has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the Bank Merger Agreement, and the performance of the transactions contemplated herein and therein, have been authorized by the respective Boards of Directors of Fulton and of Fulton Bank, as required by law. The Board of Directors of Fulton has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of Fulton. Fulton and Fulton Bank have taken all corporate action necessary to authorize this Agreement and the Bank Merger Agreement and the performance of the transactions contemplated herein and therein, including the Merger and the Bank Merger.

(b) This Agreement has been duly executed and delivered by Fulton and, assuming due authorization, execution and delivery by Prudential, constitutes the valid and binding obligation of Fulton, enforceable against Fulton in accordance with its terms, subject to applicable Bankruptcy and Equity Exceptions. The Bank Merger Agreement when duly executed and delivered by Fulton Bank and, assuming due authorization, execution and delivery by Prudential Bank, will constitute the valid and binding obligation of Fulton Bank, enforceable against Fulton Bank in accordance with its terms, subject to the Bankruptcy and Equity Exceptions.

(c) Subject to receipt of the necessary regulatory or Governmental Entity approvals by the Parties hereto with respect to this Agreement and to the Bank Merger Agreement, compliance with the terms of such approvals, the execution, delivery and performance of this Agreement and the Bank Merger Agreement will not constitute a violation or breach of or default under (i) the Articles of Incorporation or Bylaws of Fulton or Fulton Bank, (ii) any statute, rule, regulation, order, decree or directive of any governmental authority or court applicable to Fulton or any Fulton Subsidiary, subject to the receipt of all required governmental approvals, or (iii) any agreement, contract, memorandum of understanding, indenture or other instrument to which Fulton or any Fulton Subsidiary is a party or by which Fulton or any Fulton Subsidiary or any of their properties are bound.

4.3 Subsidiaries. Each of Fulton Bank and the entities listed on Schedule 4.3(i) is a wholly-owned Subsidiary of Fulton, and each of the entities listed on Schedule 4.3(ii) is a wholly-owned Subsidiary of Fulton Bank (collectively, the “Fulton Subsidiaries”). Except for the Fulton Subsidiaries, Fulton has no Subsidiaries.

4.4 Capitalization.

(a) The authorized capital of Fulton consists exclusively of 600,000,000 shares of Fulton Common Stock and 10,000,000 shares of Fulton Preferred Stock. As of the date of this Agreement, no shares of capital stock or other voting securities of Fulton are issued, reserved for issuance or outstanding, other than: 160,522,000 shares of Fulton Common Stock as of February 18, 2022 and 200,000 shares of Fulton Preferred Stock as of September 30, 2021. All of the issued and outstanding shares of Fulton Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of Fulton may vote are issued or outstanding. Except as set forth in Schedule 4.4(a), as of the date of this Agreement, no trust preferred or subordinated debt securities of Fulton are issued or outstanding. Other than the Fulton Incentive Equity, in each case, issued prior to the date of this Agreement, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating Fulton to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities.

(b) Fulton owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Fulton Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Fulton Subsidiaries that are insured depository institutions, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Fulton Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

(c) There are no voting trusts, shareholder agreements, proxies or other agreements in effect pursuant to which Fulton or any of the Fulton Subsidiaries has a contractual or other obligation with respect to the voting or transfer of the Fulton Common Stock or other equity interests of Fulton. Schedule 4.4(c) sets forth a true, correct and complete list of all Fulton Plans pursuant to which Fulton equity interests may be issued (each an “Fulton Stock Plan”). Other than the Fulton Incentive Equity, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of Fulton or any of its Subsidiaries) are outstanding.

(d) The equity ownership interests of the Fulton Subsidiaries are sometimes collectively referred to herein as the “Fulton Subsidiaries Common Equity”.

4.5 Consents and Approvals. Except for (i) the filing of applications, filings and notices, as applicable, with the Bank Regulators as required by applicable law in connection with the Merger and the Bank Merger and approval of such applications, filings and notices, (ii) the filing with the SEC of the Proxy Statement/Prospectus and of the Registration Statement and declaration of effectiveness of the Registration Statement, (iii) the filing of Articles of Merger with the Filing Office, and (iv) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Fulton Common Stock pursuant to this Agreement, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by Fulton of this Agreement or (B) the consummation by Fulton of the Merger and the other transactions contemplated hereby (including the Bank Merger). As of the date hereof, Fulton is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and Bank Merger on a timely basis.

4.6 Reports.

(a) Fulton and each of its Subsidiaries have timely filed (or furnished, as applicable) all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since the Look Back Date with (i) any Regulatory Agency, including any report, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state or any Regulatory Agency. As of their respective dates, all such reports, registrations and statements filed with a Regulatory Agency complied as to form, in all material respects, with the published rules and regulations of such Regulatory Agencies. Except for examinations of Fulton and its Subsidiaries conducted by a Regulatory Agency in the Ordinary Course of Business or as disclosed in the Fulton SEC Reports, no Regulatory Agency has initiated or has pending any proceeding or, to the Knowledge of Fulton, investigation into the business or operations of Fulton or any of its Subsidiaries since the Look Back Date. To the Knowledge of Fulton, there is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Fulton or any of its Subsidiaries.

(b) An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Fulton or any of its Subsidiaries pursuant to the Securities Act or the Exchange Act, as the case may be, since the Look Back Date (the “Fulton SEC Reports”) is publicly available. No such Fulton SEC Report, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Fulton SEC Reports filed or furnished under the Securities Act and the Exchange Act complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Fulton has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the SOX Act. As of the date of this Agreement, there are no outstanding comments from or material unresolved issues raised by the SEC with respect to any of the Fulton SEC Reports.

4.7 Financial Statements.

(a) The financial statements of Fulton and its Subsidiaries included (or incorporated by reference) in the Fulton SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Fulton and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Fulton and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Fulton and its Subsidiaries have been, since the Look Back Date, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. KPMG US LLP has served as the independent registered public accounting firm to Fulton for more than past three (3) fiscal years. KPMG US LLP has not resigned (or informed Fulton that it intends to resign) or been dismissed as independent public accountants of Fulton as a result of or in connection with any disagreements with Fulton on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) The records, systems, controls, data and information of Fulton and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Fulton or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Fulton. Fulton (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Fulton, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Fulton by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the SOX Act, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Fulton’s independent registered public accounting firm and the audit committee of Fulton’s Board of Directors (x) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Fulton’s ability to record, process, summarize and report financial information, and (y) to the Knowledge of Fulton, any fraud, whether or not material, that involves management or other employees who have a significant role in Fulton’s internal controls over financial reporting. These disclosures were made in writing by management to Fulton’s auditors and audit committee and a copy has been previously made available to Fulton. To the Knowledge of Fulton, there is no reason to believe that Fulton’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the SOX Act, without qualification, when next due.

(c) Since the Look Back Date, (i) neither Fulton nor any of its Subsidiaries, nor, to the Knowledge of Fulton, any director, officer, auditor, accountant or representative of Fulton or any of its Subsidiaries, has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or, to the Knowledge of Fulton, oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Fulton or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or written claim that Fulton or any of its Subsidiaries has engaged in accounting or auditing practices inconsistent with GAAP, and (ii) no attorney representing Fulton or any of its Subsidiaries, whether or not employed by Fulton or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Fulton or any of its officers, directors or employees to the Board of Directors of Fulton or any committee thereof or to the Knowledge of Fulton, to any director or officer of Fulton.

4.8 Absence of Undisclosed Liabilities. Except as disclosed in Schedule 4.8, or as reflected, noted or adequately reserved against in the balance sheet included in Fulton’s Quarterly Report on Form 10-Q for the quarter and nine months ended September 30, 2021 (the “Fulton Balance Sheet”), as of the date of the Fulton Balance Sheet, neither Fulton nor any of its Subsidiaries had any material liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) other than liabilities which were included in the Fulton Balance Sheet, or disclosed in the notes thereto. Except as disclosed in Schedule 4.8, Fulton and the Fulton Subsidiaries have not incurred, since the date of the Fulton Balance Sheet, any such liability, other than liabilities of the same nature as those set forth in the Fulton Balance Sheet, all of which have been incurred in the Ordinary Course of Business.

4.9 Absence of Changes. Since the date of the Fulton Balance Sheet, Fulton and the Fulton Subsidiaries have each conducted their businesses in the Ordinary Course of Business. Neither Fulton nor the Fulton Subsidiaries have undergone any changes in their condition (financial or otherwise), assets, liabilities, business or results of operations, which, individually or in the aggregate, had a Material Adverse Effect as to Fulton and the Fulton Subsidiaries on a consolidated basis.

4.10 Dividends, Distributions and Stock Purchases. Except as set forth in Schedule 4.10, since the date of the Fulton Balance Sheet, Fulton has not declared, set aside, made or paid any dividend or other distribution in respect of the Fulton Common Stock, or purchased, issued or sold any shares of Fulton Common Stock or the Fulton Subsidiaries Common Equity, other than as described in the Fulton SEC Reports.

4.11 Litigation and Governmental Directives. Except as disclosed in Schedule 4.11, (i) there is no litigation, investigation or proceeding pending, or to the Knowledge of Fulton or the Fulton Subsidiaries, threatened, that involves Fulton or the Fulton Subsidiaries or any of their properties and that, if determined adversely, would have a Material Adverse Effect on Fulton or on the ability of Fulton to perform its obligations under this Agreement or otherwise threaten or materially impede the timely consummation of the transactions contemplated by this Agreement; (ii) there are no outstanding orders, writs, injunctions, judgments, decrees, regulations, directives, consent agreements or memoranda of understanding issued by any Governmental Entity against, or with the consent of, Fulton or the Fulton Subsidiaries that would have a Material Adverse Effect on, or that materially restricts the right of, Fulton or the Fulton Subsidiaries to carry on their businesses as presently conducted; and (iii) neither Fulton nor the Fulton Subsidiaries have Knowledge of any fact or condition presently existing that might give rise to any litigation, investigation or proceeding which, if determined adversely to either Fulton or the Fulton Subsidiaries, would have a Material Adverse Effect on, or would materially restrict the right of, Fulton or the Fulton Subsidiaries to carry on their businesses as presently conducted. Neither Fulton nor any of its Subsidiaries is, or has been since the Look Back Date, subject to any Regulatory Agreement, nor been advised in writing or, to Fulton’s Knowledge, orally by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Regulatory Agreement.

4.12 Compliance with Laws; Governmental Authorizations.

(a) Fulton and each of its Subsidiaries hold, and have at all times since the Look Back Date held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), and, to the Knowledge of Fulton, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. Fulton and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any law, statute, order, rule or regulation of any Governmental Entity applicable to Fulton or any of its Subsidiaries, including (to the extent applicable to Fulton or its Subsidiaries) all laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the

Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Foreign Corrupt Practices Act of 1977, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the SOX Act, and all applicable agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Fulton Bank has a Community Reinvestment Act rating of “satisfactory” or better.

4.13 No Brokers. Except as disclosed in Schedule 4.13, neither Fulton nor any of the Fulton Subsidiaries have paid or become obligated to pay any fee or commission of any kind whatsoever to any investment banker, broker, finder, financial advisor or other intermediary for, on account of or in connection with the transactions contemplated in this Agreement.

4.14 Complete and Accurate Disclosure. Neither this Agreement (insofar as it relates to Fulton, the Fulton Subsidiaries, the Fulton Common Stock, the Fulton Subsidiaries’ Common Equity, and the involvement of Fulton and the Fulton Subsidiaries in the transactions contemplated hereby) nor any Exhibits or Schedules to this Agreement nor the Financial Statements delivered by Fulton to Prudential pursuant to Section 4.7 contains any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

4.15 Proxy Statement/Prospectus. The information relating to Fulton and the Fulton Subsidiaries to be contained in the Proxy Statement/Prospectus and Registration Statement or incorporated therein by reference, or in any other document filed with any Regulatory Agency or other Governmental Entity in connection herewith, and any amendments or supplements thereto, will: (i) comply in all material respects with applicable provisions of the Securities Act, and the Exchange Act and the applicable rules and regulations of the SEC thereunder; and (ii) not contain any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omit to state any material fact that is required to be stated therein or necessary in order (A) to make the statements therein not false or misleading, or (B) to correct any statement in an earlier communication with respect to the Proxy Statement/Prospectus or Registration Statement which has become false or misleading.

4.16 Reorganization. Fulton has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Article V.

PRE-CLOSING COVENANTS OF PRUDENTIAL

From the date of this Agreement until the Effective Time, Prudential covenants and agrees to comply, and shall cause the Prudential Subsidiaries to comply, with the following covenants:

5.1 Conduct of Business . Except as otherwise expressly permitted in writing or required by the terms of this Agreement or consented to by Fulton in writing (which consent shall not be unreasonably withheld, conditioned or delayed) or as set forth in Schedule 5.1, Prudential and the Prudential Subsidiaries shall:

(a) use commercially reasonable efforts to carry on their respective businesses in, and only in, the Ordinary Course of Business;

(b) use commercially reasonable efforts to preserve their present business organizations, to retain the services of substantially all of their present officers and employees, and to maintain their relationships with customers, suppliers and others having business dealings with Prudential or any of the Prudential Subsidiaries;

(c) take no action that would reasonably be expected to adversely affect or delay the ability of Fulton or Prudential to obtain any necessary approvals of any Regulatory Agency or Governmental Entity required for the transactions contemplated by this Agreement or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated by this Agreement on a timely basis.

(d) maintain all of their structures, equipment and other real property and tangible personal property in good repair, order and condition, except for ordinary wear and tear and damage by casualty;

(e) use all reasonable efforts to preserve or collect all material claims and causes of action belonging to Prudential or any of the Prudential Subsidiaries, including but not limited to, timely submitting for coverage all new claims and circumstances that could reasonably be expected to result in a not insignificant claim against Prudential or any of the Prudential Subsidiaries, and which are coverable under any of Prudential’s or any of the Prudential Subsidiaries’ policies of insurance, to such insurance carriers;

(f) keep in full force and effect all insurance policies now carried by Prudential or any of the Prudential Subsidiaries;

(g) perform in all material respects each of their obligations under all Material Contracts to which Prudential or any of the Prudential Subsidiaries are a party or by which any of them may be bound or which relate to or affect their properties, assets and business;

(h) maintain their books of account and other records in the Ordinary Course of Business;

(i) comply with all statutes, laws, ordinances, rules and regulations, decrees, orders, consent agreements, memoranda of understanding and other federal, state, and local governmental directives applicable to Prudential or any of the Prudential Subsidiaries and to the conduct of their businesses;

(j) not amend Prudential’s or any of the Prudential Subsidiaries’ Articles of Incorporation or Bylaws, except in accordance with the terms hereof or to the extent necessary to consummate the transactions contemplated by this Agreement and/or the Bank Merger;

(k) except as set forth in Schedule 5.1(k), not enter into, renew, assume, terminate or allow to renew automatically, any Material Contract or incur any material liability or obligation, or make any material commitment;

(l) not make any acquisition or disposition of any properties or assets (except for acquisitions or dispositions of properties or assets in accordance with any Material Contract disclosed in Schedule 3.14(a) or which do not exceed, in any individual case, $250,000), or subject any of their properties or assets to any material Lien, except for loans permitted under subparagraph (cc) below and investment activity engaged in the Ordinary Course of Business;

(m) not knowingly take or permit to be taken any action which would cause a failure of a condition precedent to Closing included in Article VIII hereof to be satisfied or constitute or cause a material breach of any representation, warranty or covenant set forth in this Agreement as of or subsequent to the date of this Agreement or as of the Effective Date;

(n) except as permitted by Section 5.9, not declare, set aside or pay any dividend or make any other distribution in respect of Prudential Common Stock;

(o) not authorize, purchase, redeem, issue or sell (or grant options or rights to purchase or sell) any shares of Prudential Common Stock or any other equity or debt securities of Prudential, except that Prudential may issue (or purchase, redeem or withhold as payment for the applicable exercise price and any withholding taxes) shares of Prudential Common Stock in connection with the valid exercise of Prudential Options or the vesting of Prudential plan share awards that are outstanding as of the date hereof under the Prudential Stock Plans;

(p) except as set forth in Schedule 5.1(p), not (i) pay any severance compensation to, enter into or amend any Employment Obligation, severance or “change in control” agreement or arrangement with, any officer, director, employee or consultant, (ii) establish or amend any Prudential Benefit Plan except to the extent required by law or (iii) grant salary or compensation increases or bonuses to their officers and employees except for reasonable salary increases in the Ordinary Course of Business to their officers and employees not to exceed $100,000 in the aggregate;

(q) not hire or terminate (other than for cause) any person as an employee of Prudential or any of its Subsidiaries, except for at will employees at an initial annual rate of salary not to exceed $50,000;

(r) not enter into any Related Party Transaction except loans in the Ordinary Course of Business and subject to compliance with all applicable provisions of Regulation O of the Federal Reserve Board;

(s) in determining the additions to loan loss reserves and the loan write-offs, writedowns and other adjustments and reserves, write-offs, writedowns and other adjustments with respect to other real estate owned that reasonably should be made by Prudential Bank and classifying, valuing and retaining its investment portfolio, during the Current Year and thereafter, Prudential and the Prudential Subsidiaries shall act in accordance with GAAP in the Ordinary Course of Business and shall advise Fulton of any material changes thereto;

(t) file with appropriate federal, state, local and other governmental agencies all Tax Returns and other reports required to be filed, pay in full or make adequate provisions for the payment of all Taxes, interest, penalties, assessments or deficiencies shown to be due on Tax Returns or by any taxing authorities and report all information on such returns truthfully, accurately and completely;

(u) not renew any existing contract for services, goods, equipment or the like or enter into, amend in any material respect or terminate any contract or agreement (including, without limitation, any settlement agreement with respect to litigation) involving an amount in excess of $50,000 or for a term of one (1) year or more;

(v) not make any capital expenditures in excess of $50,000, other than as set forth in Schedule 5.1(v) or as necessary to maintain existing assets in good repair;

(w) not make application for the opening or closing of any, or open or close any, branches or automated banking locations;

(x) not make any equity investment or commitment to make such an investment in real estate or in any real estate development project, other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructuring in the Ordinary Course of Business;

(y) not to make or change any income Tax election except as may be required to conform to changes in laws or regulations governing Taxes, file any amended Tax Return, enter into any closing agreement, settle or compromise any liability with respect to Taxes, agree to any adjustment of any Tax attribute, file any claim for a refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment;

(z) knowingly take any action that could reasonably be expected to prevent or impede the Merger or Bank Merger from qualifying as a reorganization within the meaning of Section 368 of the Code;

(aa) not incur, modify, extend or renegotiate any indebtedness for borrowed money (other than deposits, FHLB borrowings, or federal funds purchased, in each case in the Ordinary Course of Business) or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person;

(bb) not enter into any new line of business or, other than in the Ordinary Course of Business consistent with past practice, change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by applicable law, regulation or policies imposed by any Governmental Entity;

(cc) originate, purchase, extend or grant any loan in principal amount in excess of $7,500,000, or purchase any loan or any loan participation in excess of $7,500,000, or engage or participate in any lending activities, including modifications to any loans existing on the date hereof, other than in the Ordinary Course of Business; provided, however, Prudential Bank shall consult with Fulton’s chief credit officer or his or her designee with respect to origination, purchase or extension of all loans with principal amount in excess of $5,000,000 or any loan participations in excess of $5,000,000;

(dd) with respect to maturing time deposits in the amount of $250,000 or more with maturities of 60 months or longer, not renew such time deposits for terms exceeding 36 months; or

(ee) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 5.1.

5.2 Commercially Reasonable Efforts. Prudential and the Prudential Subsidiaries shall cooperate with Fulton and the Fulton Subsidiaries and shall use their respective commercially reasonable efforts to do or cause to be done all things necessary or appropriate on their part in order to effectuate the transactions contemplated by this Agreement, fulfill the conditions precedent set forth in Article VIII of this Agreement and to consummate the transactions contemplated by this Agreement, including the Merger and the Bank Merger. In particular, without limiting the generality of the foregoing sentence, Prudential and the Prudential Subsidiaries shall: (i) cooperate with Fulton in the preparation of all required applications for regulatory approval of the transactions contemplated by this Agreement and in the preparation of the Registration Statement and the Proxy Statement/Prospectus; and (ii) hold a meeting of its shareholders for the purpose of obtaining approval of the Merger and this Agreement with the Proxy Statement/Prospectus containing the recommendation by the Prudential Board of Directors to its shareholders that they vote in favor thereof (the “Prudential Recommendation”).

5.3 Transition. Commencing on and following the date hereof, and in all cases subject to applicable law, upon the reasonable request of Fulton, Prudential shall, and shall cause the Prudential Subsidiaries to, cooperate with Fulton and its Subsidiaries to facilitate the integration of the Parties and their respective businesses effective as of the Closing Date or such later date as may be determined by Fulton. Without limiting the generality of the foregoing, from the date hereof through the Closing Date, and consistent with the performance of their day-to-day operations and the continuous operation of Prudential and the Prudential Subsidiaries in the Ordinary Course of Business, and subject to any requirements under applicable law, Prudential shall use commercially reasonable efforts to (i) cause the employees and officers of Prudential and the Prudential Subsidiaries to work cooperatively, in good faith, with Fulton to plan for the conversion of the data processing and related electronic informational systems of Prudential and each of the Prudential Subsidiaries to those used by Fulton as soon as practicable following the Effective Date, (ii) cooperate with Fulton in making Prudential’s and the Prudential Subsidiaries’ employees reasonably available for training by Fulton at Prudential’s and the Prudential Subsidiaries’ facilities a reasonable period of time prior to the Effective Time, to the extent that such training is deemed reasonably necessary by Fulton to ensure that Prudential’s and the Prudential Subsidiaries’ facilities will be properly operated in accordance with Fulton’s policies after the Merger, (iii) permit representatives of Fulton Bank to be onsite at Prudential Bank during normal business hours and (iv) allow its employees to provide assistance with the preparation and filing of all documentation that is necessary or desirable to obtain all permits, consents, approvals and authorizations of third parties and Governmental Entities to close and/or consolidate any Fulton Bank or Prudential Bank branches or facilities. Notwithstanding anything to the contrary herein, neither Prudential nor Prudential Bank shall be required to (i) terminate any third-party service provider arrangements prior to the Closing or (ii) take any action that may unreasonably and materially interfere with the business of Prudential or Prudential Bank or impede or delay the consummation of the Closing; and provided further, that in the event that Prudential or Prudential Bank takes, at the request of Fulton, any action relative to third parties to facilitate the data processing conversion that results in the imposition of any fees or charges, Fulton shall indemnify Prudential for any such fees and charges, and the costs of reversing the conversion process in the event of a termination of this Agreement by Prudential under Section 12.1(b).

5.4 Access to Properties and Records. Prudential and the Prudential Subsidiaries shall give to Fulton and its authorized employees and representatives (including without limitation its counsel, accountants, economic and environmental consultants and other designated representatives) such access during normal business hours to all properties, books (other than minutes that discuss any of the transactions contemplated by this Agreement or any other subject matter Prudential determines based on the advice of legal counsel should be treated as confidential), contracts, documents and records of Prudential and the Prudential Subsidiaries as Fulton may reasonably request; provided, however, that neither Prudential nor Prudential Bank shall be required to take any action that would provide access to or to disclose information where such access or disclosure would not be protected by the Confidentiality Agreement or would result in the waiver by it of the privilege protecting communications between it and any of its counsel or that is otherwise prohibited by law or contractual agreement. Fulton shall use commercially reasonable efforts to minimize any interference with Prudential’s regular business operations during any such access to the property, books and records of Prudential or any Prudential Subsidiary.

5.5 Subsequent Financial Statements. Between the date of this Agreement and the Effective Time, Prudential and the Prudential Subsidiaries shall promptly prepare and deliver to Fulton as soon as practicable, all Additional Financial Statements of Prudential. Prudential shall be deemed to make the representations and warranties set forth in Sections 3.8, 3.9 and 3.10 to Fulton with respect to the Additional Financial Statements of Prudential upon delivery thereof.

5.6 Update Schedules. Prudential will supplement or amend the Prudential Disclosure Schedule delivered in connection herewith with respect to any matter hereafter arising which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Prudential Disclosure Schedule or which is necessary to correct any information in such Prudential Disclosure Schedule. No such notification shall, however, be deemed an acceptance by Fulton thereof.

5.7 Notice. Prudential and the Prudential Subsidiaries shall promptly notify Fulton in writing of any actions, claims, investigations, proceedings or other developments which, if pending or in existence on the date of this Agreement, would have been required to be disclosed to Fulton in order to ensure the accuracy, in all material respects, of the representations and warranties set forth in this Agreement or which otherwise would have a Material Adverse Effect on Prudential or materially restrict in any manner the right or ability of Prudential to carry on its business as presently conducted.

5.8 Acquisition Proposals.

(a) Except as set forth in Section 5.8(b), Prudential shall not, and shall cause each Prudential Subsidiary and their respective officers, directors, employees, investment bankers, financial advisors, attorneys, accountants, consultants, Affiliates and other agents (collectively, the “Prudential Representatives”) not to, directly or indirectly, (i) initiate, solicit, induce or encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, relates or could reasonably be expected to lead to an Acquisition Proposal; (ii) respond to any inquiry relating to an Acquisition Proposal or an Acquisition Transaction (defined below); (iii) recommend or endorse an Acquisition Transaction; (iv) participate in any discussions or negotiations regarding any Acquisition Proposal or furnish, or otherwise afford access, to any Person (other than Fulton) any information or data with respect to Prudential or any Prudential Subsidiary or otherwise relating to an Acquisition Proposal; (v) release any Person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which Prudential is a party; or (vi) enter into any agreement, agreement in principle or letter of intent with respect to any Acquisition Proposal or approve or resolve to approve any Acquisition Proposal or any agreement, agreement in principle or letter of intent relating to an Acquisition Proposal. Any violation of the foregoing restrictions by Prudential or any Prudential Representative, whether or not such Prudential Representative is so authorized and whether or not such Prudential Representative is purporting to act on behalf of Prudential or otherwise, shall be deemed to be a breach of this Agreement by Prudential. Prudential and each Prudential Subsidiary shall, and shall cause each of the Prudential Representatives to, immediately cease and cause to be terminated any and all existing discussions, negotiations, and communications with any Persons with respect to any existing or potential Acquisition Proposal.

For purposes of this Agreement, “Acquisition Proposal” shall mean any inquiry, offer or proposal (other than an inquiry, offer or proposal from Fulton), whether or not in writing, contemplating, relating to, constituting or that could reasonably be expected to lead to, an Acquisition Transaction. For purposes of this Agreement, “Acquisition Transaction” shall mean (A) any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving Prudential or any Prudential Subsidiary; (B) any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, any assets of Prudential or any Prudential Subsidiary representing, in the aggregate, twenty percent (20%) or more of the assets of Prudential and each Prudential Subsidiary on a consolidated basis; (C) any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing twenty percent (20%) or more of the votes attached to the outstanding securities of Prudential or any Prudential Subsidiary; (D) any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning twenty percent (20%) or more of any class of equity securities of Prudential or any Prudential Subsidiary; or (E) any transaction which is similar in form, substance or purpose to any of the foregoing transactions, or any combination of the foregoing.

(b) Notwithstanding Section 5.8(a), Prudential may respond to or engage in discussions or negotiations with, or provide confidential information or data to, any Person making an unsolicited bona fide Acquisition Proposal that did not result from a breach of this Section 5.8, if, but only if: (A) the Prudential Shareholders’ Meeting shall not have occurred; (B) Prudential shall have complied, in all material respects, with the provisions of this Section 5.8; (C) Prudential’s Board of Directors shall have determined, based on the advice of its outside legal counsel, that failure to take such action would be reasonably likely to cause the directors to breach their fiduciary duties under applicable law; (D) Prudential’s Board of Directors determines in good faith, after consultation with and having considered the advice of its outside legal counsel and its independent financial advisor, that such Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal; (E) Prudential has provided Fulton with notice of such determination within one (1) Business Day thereafter; and (F) prior to furnishing or affording access to any confidential information or data with respect to Prudential or any Prudential Subsidiary or otherwise relating to an Acquisition Proposal, Prudential receives from such Person a confidentiality agreement with terms no less favorable to Prudential than those contained in the Confidentiality Agreement. Prudential shall promptly provide to Fulton any non-public information regarding Prudential or Prudential Subsidiary provided to any other Person as a result of such Acquisition Proposal that was not previously provided to Fulton, such additional information to be provided no later than the date of provision of such information to such other party.

For purposes of this Agreement, "Superior Proposal" shall mean any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a third party to enter into a Prudential Acquisition Transaction on terms that the Prudential Board of Directors determines in its good faith judgment, after consultation with and having considered the advice of outside legal counsel and its financial advisor, (i) would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of Prudential Common Stock or all, or substantially all, of the assets of Prudential and any Prudential Subsidiary on a consolidated basis and (ii) would result in a transaction that (A) provides for the payment, in the aggregate, of consideration to the holders of the shares of Prudential Shares that is more favorable from a financial point of view than the Merger Consideration, (B) is, in light of the other terms of such proposal, including the nature of the consideration being offered, any required regulatory approvals, any required financing and any risks associated with the timing of the proposed transaction, more favorable to Prudential’s shareholders than the Merger and the transactions contemplated by this Agreement; and (C) is reasonably likely to be completed on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of the proposal.

(c) Prudential shall promptly (and in any event within forty-eight (48) hours) notify Fulton in writing if any proposals or offers are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, Prudential or any Prudential Representatives, in each case in connection with any Acquisition Proposal, and such notice shall indicate the name of the Person initiating such discussions or negotiations or making such proposal, offer and information request, as well as the material terms and conditions of any proposals or offers (and, in the case of written materials relating to such proposal, offer, information request, negotiations or discussion, providing copies of such materials, including e-mails or other electronic communications). Prudential agrees that it shall keep Fulton informed, on a current basis, of any modification to the status and terms of any such proposal, offer, information request, negotiations or discussions (including any amendments or modifications to such proposal, offer or request).

(d) Except as set forth in Section 5.8(e), neither the Prudential Board of Directors nor any committee thereof shall (i) withdraw, qualify or modify, or propose to withdraw, qualify or modify, in a manner adverse to Fulton in connection with the transactions contemplated by this Agreement (including the Merger), the Prudential Recommendation, or make any statement, filing or release, in connection with the Prudential Shareholders’ Meeting or otherwise, inconsistent with the Prudential Recommendation (it being understood that taking a neutral position or no position with respect to an Acquisition Proposal shall be considered an adverse modification of the Prudential Recommendation); (ii) approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal; or (iii) enter into (or cause Prudential or any Prudential Subsidiary to enter into) any letter of intent, agreement in principle, acquisition agreement or other agreement (A) related to any Acquisition Transaction (other than a confidentiality agreement entered into in accordance with the provisions of Section 5.8(b)) or (B) requiring Prudential to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement.

(e) Notwithstanding Section 5.8(d), prior to the date of the Prudential Shareholders’ Meeting, the Prudential Board of Directors may approve or recommend to the shareholders of Prudential a Superior Proposal or withdraw, qualify or modify the Prudential Recommendation in connection therewith (a “Subsequent Determination”) after the fifth (5th) Business Day following Fulton’s receipt of a notice (the “Notice of Superior Proposal”) from Prudential advising Fulton that the Prudential Board of Directors has decided that a bona fide unsolicited written Acquisition Proposal that it received (that did not result from a breach of this Section 5.8) constitutes a Superior Proposal (it being understood that Prudential shall be required to deliver a new Notice of Superior Proposal in respect of any revised Superior Proposal from such third party that Prudential proposes to accept and the subsequent notice period shall be two (2) Business Days) if, but only if, (i) the Prudential Board of Directors has reasonably determined in good faith, after consultation with and having considered the advice of outside legal counsel and a financial advisor, that the failure to take such actions would be reasonably likely to constitute a violation of the directors’ fiduciary duties to Prudential’s shareholders under applicable law, and (ii) at the end of such five (5) Business Day period, after taking into account any such adjusted, modified or amended terms as may have been committed to in writing by Fulton since its receipt of such Notice of Superior Proposal (provided, however, that Fulton shall not have any obligation to propose any adjustments, modifications or amendments to the terms and conditions of this Agreement), Prudential’s Board of Directors has again in good faith made the determination (A) in clause (i) of this Section 5.8(e) and (B) that such Prudential Acquisition Proposal constitutes an Superior Proposal; and Prudential shall provide written notice (the “Final Notice of Superior Proposal”) to Fulton of its determination to accept the Superior Proposal no later than one (1) Business Day following expiration of such five (5) Business Day period.

(f) Nothing contained in this Section 5.8 or elsewhere in this Agreement shall prohibit Prudential from (i) taking and disclosing to its shareholders a position contemplated by 14e-2(a) promulgated under the Exchange Act or complying with Prudential’s obligations under Rule 14d-9 promulgated under the Exchange Act or (ii) making any disclosure to its shareholders if, in each case, in the good faith judgment of the Board of Directors, with the advice of outside counsel, making such disclosure to Prudential’s shareholders is required under applicable law.

5.9 Dividends. Between the date of this Agreement and the Effective Date, Prudential shall not declare or pay cash dividends on the Prudential Common Stock other than a quarterly cash dividend of $0.07 per share. After the date of this Agreement, each of Fulton and Prudential shall coordinate with the other the payment of dividends with respect to the Fulton Common Stock and Prudential Common Stock and the record dates and payment dates relating thereto, it being the intention of the Parties that holders of Prudential Common Stock shall not receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to their shares of Prudential Common Stock or any share of Fulton Common Stock that any such holder receives in exchange for such shares of Prudential Common Stock in the Merger.

5.10 Stock Exchange De-Listing. Prior to the Effective Date, Prudential shall cooperate with Fulton and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of NASDAQ to enable the de-listing of the Prudential Common Stock from NASDAQ and the deregistration of the Prudential Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

5.11 Internal Controls. Between the date of this Agreement and the Effective Date, Prudential shall permit Fulton senior officers to meet with the Chief Financial Officer of Prudential and other officers responsible for the preparation of Prudential’s financial statements, the internal controls of Prudential and the disclosure controls and procedures of Prudential to discuss such matters as Fulton may deem reasonably necessary or appropriate for Fulton to satisfy its obligations under Sections 302, 404 and 906 of the SOX Act and any rules and regulations relating thereto. Fulton shall have continuing access through the Effective Time to both the Prudential books and records (subject to the provisions of Section 5.4) and internal audit team for the purpose of ongoing assessment of internal controls and shall cause its outside auditors to provide any documentation regarding Prudential’s internal control to Fulton and cause its auditors to be available for discussions with Fulton’s representatives regarding Prudential’s systems of internal controls.

5.12 Transaction Expenses of Prudential.

(a) Prudential shall cause its and the Prudential Subsidiaries’ professionals to render monthly invoices within 30 days after the end of each month in order to allow Prudential to advise Fulton monthly of all out-of-pocket expenses which Prudential and the Prudential Subsidiaries have incurred in connection with the transactions contemplated hereby. Except as set forth in Schedule 5.12(a), Prudential shall not, and shall cause each of the Prudential Subsidiaries not to, pay fees and expenses to its accountants or attorneys on any basis different than the basis on which such professionals would be paid in the absence of any business combination.

(b) Prudential, in reasonable consultation with Fulton, shall make all arrangements with respect to the printing and mailing of the Proxy Statement/Prospectus. Prudential and Fulton shall share on a 50/50 basis the expense of printing and mailing of the Proxy Statement/Prospectus.

5.13 Termination of Prudential Bank 401(k) Plan. Prudential shall cause Prudential Bank to take all necessary action to terminate the Prudential Bank 401(k) Plan effective no later than the day immediately prior to the Effective Time (the “Termination Date”). The accounts of all employees of Prudential and its Subsidiaries who are participants in the Prudential Bank 401(k) Plan or any related beneficiaries shall become fully vested as of the Termination Date. As soon as practicable after the Termination Date, the account balances in the Prudential Bank 401(k) Plan may be distributed as a participant or beneficiary may direct, consistent with applicable laws and regulations. Any continuing employee of Prudential and its Subsidiaries who elects to participate in Fulton Bank’s 401(k) Plan and who remains employed by Fulton Bank at the time his or her account balance in the Prudential Bank 401(k) Plan is distributed may elect to have such account balance (and, if permitted by Fulton Bank’s 401(k) Plan, any related 401(k) loan outstanding under the Prudential Bank 401(k) Plan) rolled over into Fulton Bank’s 401(k) Plan.

5.14 Litigation Settlement Agreements. Prudential has provided Fulton with a signed settlement agreement (the “Bankruptcy Litigation Settlement Agreement”) relating to the bankruptcy litigation matter in the United States Bankruptcy Court for the Eastern District of Pennsylvania (the “Bankruptcy Court”) referenced in Schedule 3.15. Prudential shall use commercially reasonable efforts to obtain approval of the Bankruptcy Litigation Settlement Agreement, by the Bankruptcy Court and Prudential shall keep Fulton fully informed as to Prudential’s progress toward obtaining such approval by the Bankruptcy Court. Prudential has provided Fulton with a signed settlement agreement relating to the state court litigation matter referenced in Schedule 3.15 (the “State Court Litigation Settlement Agreement”). Prudential shall use its commercially reasonable best efforts to have the other party to the State Court Litigation Settlement Agreement file the required Praecipe to Dismiss and/or Discontinue with Prejudice or its equivalent with the appropriate court within the timeframe provided by the State Court Litigation Settlement Agreement.

Article VI.

PRE-CLOSING COVENANTS OF FULTON

From the date of this Agreement until the Effective Time, or until such later date as may be expressly stipulated in any Section of this Article VI, Fulton covenants and agrees to comply, and shall cause the Fulton Subsidiaries to comply, with the following covenants:

6.1 Commercially Reasonable Efforts. Fulton and Fulton Subsidiaries shall cooperate with Prudential and the Prudential Subsidiaries and shall use their respective commercially reasonable efforts to do or cause to be done all things necessary or appropriate on its part in order to effectuate the transactions contemplated by this Agreement, fulfill the conditions precedent set forth in Article VIII of this Agreement and to consummate the transactions contemplated by this Agreement, including the Merger and the Bank Merger. For the purposes of this Section 6.1, each Party agrees to promptly furnish and review (within three (3) Business Days), as applicable, the information and documentation referred to herein. In particular, without limiting the generality of the foregoing sentence, Fulton agrees to do the following:

(a) Applications for Regulatory Approval. As promptly as reasonably practicable, Fulton shall prepare and file, with the cooperation and assistance of (and after review by) Prudential and its counsel and accountants, all required applications, notices, waiver requests and all other necessary documentation required to obtain all necessary permits, consents, waivers, approvals and authorizations of the SEC, Regulatory Agencies and Governmental Entities necessary to consummate the transactions contemplated by this Agreement. Prudential and Fulton will furnish each other and each other’s counsel with all information concerning themselves, their respective Subsidiaries, directors, officers and shareholders and such other matters as may be necessary or advisable in connection with any application, petition or any other statement or application made by or on behalf of Prudential or Fulton to any Regulatory Agency or Governmental Entity in connection with the Merger, and the other transactions contemplated by this Agreement. Each party shall have the right to review and approve in advance all characterizations of the information relating to such party and any of its Subsidiaries, which appear in any filing made in connection with the transactions contemplated by this Agreement with any Regulatory Agency or Governmental Entity. Each party shall give the other party and its counsel reasonable opportunity to review and comment on each filing prior to its being filed with a Regulatory Agency or Governmental Entity and shall give the other party and its counsel reasonable opportunity to review and comment on all regulatory filings, amendments and supplements to such filings and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, a Regulatory Agency or Governmental Entity.

(b) Registration Statement; Proxy Statement/Prospectus.

(i) As promptly as reasonably practicable, Fulton shall draft and prepare, and Prudential shall cooperate in the preparation of a Registration Statement on Form S-4 to be filed by Fulton with the SEC with respect to the issuance of Fulton Common Stock in the Merger. The Registration Statement shall contain proxy materials relating to the matters to be submitted to Prudential’s shareholders at the Prudential Shareholders’ Meeting. Such proxy materials shall also constitute the prospectus relating to the shares of Fulton Common Stock to be issued in the Merger. Prudential shall provide Fulton with any information concerning itself that Fulton may reasonably request in connection with the drafting and preparation of the Proxy Statement/Prospectus, and Fulton shall notify Prudential promptly of the receipt of any comments of the SEC with respect to the Proxy Statement/Prospectus and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall provide to Prudential promptly copies of all correspondence between Fulton or any of their representatives and the SEC. Fulton shall give Prudential and its counsel reasonable opportunity to review and comment on the Proxy Statement/Prospectus prior to its being filed with the SEC and shall give Prudential and its counsel the reasonable opportunity to review and comment on all amendments and supplements to the Proxy Statement/Prospectus and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC. Each of Fulton and Prudential agrees to use commercially reasonable efforts, after consultation with the other party hereto, to respond promptly to all such comments of and requests by the SEC. Fulton shall use commercially reasonable efforts to have the Registration Statement declared effective by the SEC and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the transactions contemplated hereby. Each of Fulton and Prudential will use their commercially reasonable efforts to cause the Proxy Statement/Prospectus to be mailed to the Prudential shareholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act; provided, however, that Fulton may, in its sole discretion, elect to defer such mailing until such time as the Bankruptcy Court has approved the Litigation Settlement Agreement and the period for filing an appeal thereof has expired. Fulton will advise Prudential, promptly after it receives notice thereof, of the time when the Registration

Statement has become effective, the issuance of any stop order, the suspension of the qualification of Fulton Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement/Prospectus or the Registration Statement. If at any time prior to the Effective Time any information relating to Fulton or Prudential, or any of their respective Affiliates, officers or directors, should be discovered by Fulton or Prudential which should be set forth in an amendment or supplement to any of the Registration Statement or the Proxy Statement/Prospectus so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Party hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed by Fulton with the SEC and disseminated by the Parties to Prudential’s shareholders as, and to the extent required, under the Securities Act, the Exchange Act and the rules and regulations of the SEC promulgated thereunder.

(ii) Fulton shall also take any action required to be taken under any applicable state securities laws in connection with the Merger and each of Fulton or Prudential shall furnish all information concerning it and the holders of Prudential Common Stock as may be reasonably requested in connection with any such action.

(iii) Prior to the Effective Time, Fulton shall take all such action as shall be necessary to permit the additional shares of Fulton Common Stock to be issued by Fulton in exchange for the shares of Prudential Common Stock to be traded on the primary exchange on which Fulton Common Stock is listed.

(c) State Securities Laws. Fulton, with the cooperation and assistance of Prudential and its counsel and accountants, shall promptly take all such actions as may be necessary or appropriate in order to comply with all applicable Blue Sky laws of any state having jurisdiction over the transactions contemplated by this Agreement.

(d) Tax Treatment. Fulton shall take no action which would have the effect of causing the Merger not to qualify as a tax-free reorganization under Section 368 of the Code.

6.2 Access to Properties and Records . Fulton and the Fulton Subsidiaries shall give to Prudential and to its authorized employees and representatives (including, without limitation, Prudential’s counsel, accountants, economic and environmental consultants and other designated representatives) such access during normal business hours to all properties, books (other than minutes that discuss any of the transactions contemplated by this Agreement or any other subject matter Fulton determines based on the advice of legal counsel should be treated as confidential), contracts, documents and records of Fulton and the Fulton Subsidiaries as Prudential may reasonably request; provided, however, that neither Fulton nor any of the Fulton Subsidiaries shall be required to take any action that would provide access to or to disclose information where such access or disclosure would not be protected by the Confidentiality Agreement or would result in the waiver by it of the privilege protecting communications between it and any of its counsel or that is otherwise prohibited by law or contractual agreement. Prudential shall use commercially reasonable efforts to minimize any interference with Fulton’s regular business operations during any such access to the property, books and records of Fulton or any Fulton Subsidiary.

6.3 Update Schedules. Fulton will supplement or amend the Fulton Disclosure Schedule delivered in connection herewith with respect to any matter hereafter arising which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Fulton Disclosure Schedule or which is necessary to correct any information in such Fulton Disclosure Schedule. No such modifications shall, however, be deemed an acceptance by Prudential thereof.

6.4 Notice. Fulton shall promptly notify Prudential in writing of any actions, claims, investigations, proceedings or other developments which, if pending or in existence on the date of this Agreement, would have been required to be disclosed to Prudential in order to ensure the accuracy in all material respects of the representations and warranties set forth in this Agreement or which otherwise would have a Material Adverse Effect on Fulton or restrict in any material manner the right or ability of Fulton to carry on its business as presently conducted.

Article VII.

PRE-CLOSING JOINT COVENANTS

7.1 Shareholder Litigation.

(a) Each of the Parties hereto shall give the other party prompt notice in writing of any shareholder litigation against such party or its directors or officers relating to the transactions contemplated by this Agreement. Each of the Parties hereto shall give the other a reasonable opportunity to review and comment on all filings or responses to be made by such party in connection with any such litigation, and will in good faith take such comments into account.

(b) Prudential shall (i) promptly notify Fulton of any shareholder litigation brought, or threatened, against Prudential and/or members of the Board of Directors of Prudential, (ii) keep Fulton reasonably informed with respect to the litigation’s status, and (iii) give Fulton the opportunity to participate at its own expense in the defense or settlement of any shareholder litigation. Prudential shall consult with Fulton regarding the selection of counsel to represent Prudential in any such shareholder litigation. Prudential shall not agree to settle any such litigation without Fulton’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed; provided, that Fulton shall not be obligated to consent to any settlement which does not include a full release of Fulton and its Affiliates or which imposes an injunction or other equitable relief after the Effective Time upon Fulton or any of its Affiliates.

7.2 Change of Method. Fulton may at any time prior to the Effective Date, change the method or structure of effecting the combination of Prudential and Fulton (including the provisions of Article I), and, if and to the extent requested by Fulton, Prudential shall agree to enter into such amendments to this Agreement as Fulton may reasonably request in order to give effect to such restructuring; provided, however, that no such change or amendment shall (a) alter or change the amount or kind of the Merger Consideration provided for in this Agreement, (b) adversely affect the Tax treatment of the Merger with respect to Prudential’s shareholders, or (c) materially impede or delay the consummation of the transactions contemplated by this Agreement in a timely manner. The Parties agree to reflect any such change in an appropriate amendment to this Agreement executed by both Parties in accordance with this Agreement.

7.3 Takeover Restrictions. None of Fulton, Prudential or their respective Boards of Directors shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Merger or any of the other transactions contemplated hereby, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, each Party and the members of their respective Boards of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.

7.4 Coordination. Each Party to this Agreement shall use all commercially reasonable efforts to obtain as soon as practicable all consents and approvals necessary or desirable for the consummation of the transactions contemplated by this Agreement. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the Parties to the Merger or Bank Merger, the proper officers and directors of each Party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by Fulton. On or prior to the Closing Date, Prudential and Prudential Bank shall pay or accrue in accordance with GAAP all costs incurred by them in connection with the transactions contemplated hereby including, but not limited to, (i) fees and expenses of attorneys, financial advisors, accountants, consultants, and other professional advisors and (ii) any termination fees paid, incurred or to be paid as a result of termination of any contract in connection with the Closing. Notwithstanding any other provision contained in this Agreement, neither Fulton nor Fulton Bank shall under any circumstance be permitted to exercise control of Prudential or any of the Prudential Subsidiaries prior to the Effective Time.

Article VIII.

CONDITIONS PRECEDENT

8.1 Common Conditions. The obligations of the Parties to consummate this Agreement shall be subject to the satisfaction of each of the following common conditions prior to or as of the Closing, except to the extent that any such condition shall have been waived in accordance with the provisions of Section 12.4 herein:

(a) Shareholder Approval: This Agreement shall have been duly authorized, approved and adopted by the shareholders of Prudential in accordance with the Market rules and regulations, the Applicable Corporate Law and the Articles of Incorporation and By-Laws of Prudential.

(b) Regulatory Approvals: The requisite authorization, consent, waiver or approval of each Bank Regulator shall have been obtained and remain in full force and effect and all applicable waiting and notice periods shall have expired, and provided that such approval contains no terms or conditions which would (i) require or could reasonably be expected to require (A) any divestiture by Fulton of a portion of the business or any Subsidiary of Fulton or (B) any divestiture by Prudential or the Prudential Subsidiaries of a portion of their businesses, in either case, which Fulton in its good faith judgment believes will have a materially adverse impact on the business of Fulton and the Fulton Subsidiaries or Prudential and the Prudential Subsidiaries, as the case may be, or (ii) impose any condition (excluding standard conditions that are normally imposed by regulatory authorities in bank merger transactions) upon Fulton or Prudential Bank, or their other Subsidiaries, which in Fulton’s good faith judgment (x) would be materially burdensome to Fulton and the Fulton Subsidiaries, (y) would materially increase the costs incurred or that will be incurred by Fulton as a result of consummating the Merger or (z) would prevent Fulton from obtaining any material benefit contemplated by it to be attained as a result of the Merger.

(c) Registration Statement: The Registration Statement, including any amendments thereto, shall have been declared effective by the SEC and no stop order or other proceedings shall have been instituted or threatened by any federal or state regulatory authority to suspend or terminate the effectiveness of the Registration Statement.

(d) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any Governmental Entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or the Bank Merger (an “Injunction”) shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits, restricts or makes illegal consummation of the Merger or the Bank Merger.

8.2 Conditions Precedent to Obligations of Fulton. The obligations of Fulton to consummate this Agreement shall be subject to the satisfaction of each of the following conditions prior to or as of the Closing, except to the extent that any such condition shall have been waived by Fulton in accordance with the provisions of Section 12.4 herein:

(a) Accuracy of Representations and Warranties: The representations and warranties of Prudential set forth in (i) this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, provided, however, that notwithstanding anything herein to the contrary, the representations and warranties set forth in the second sentence in each of Section 3.4(a) and Section 3.10 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date.

(b) Covenants Performed: Prudential shall have performed or complied with, in all material respects, each of the covenants required by this Agreement to be performed or complied with by it.

(c) No Material Adverse Effect: From the date hereof through the Closing Date, there shall not have occurred, any change that individually or in the aggregate has had a Material Adverse Effect with respect to Prudential or any Prudential Subsidiary.

(d) Federal Tax Opinion. Fulton shall have received the opinion of Barley Snyder LLP, in form and substance reasonably satisfactory to Fulton, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Fulton and Prudential, reasonably satisfactory in form and substance to such counsel.

(e) Closing Documents: On or before the Effective Time, Prudential shall have delivered to Fulton: (i) a certificate signed by Prudential’s President and Chief Executive Officer, by its Executive Vice President and Chief Operating Officer and by its Senior Vice President and Chief Financial Officer (or other officers reasonably acceptable to Fulton) verifying that the conditions in Sections 8.2(a), (b) and (c) have been satisfied; (ii) a certificate (from appropriate officers of Prudential or Prudential’s transfer agent) as to the issued and outstanding shares of Prudential Common Stock, shares issuable under outstanding stock options and restricted plan share awards granted under the Prudential Stock Plans and any outstanding obligations, options or rights of any kind entitling Persons to purchase or sell any shares of Prudential Common Stock and any outstanding securities or other instruments of any kind that are convertible into such shares, and (iii) such other certificates and documents as Fulton and its counsel may reasonably request (all of the foregoing certificates and other documents being herein referred to as the “Prudential Closing Documents”).

(f) Closing Financial Statements. At least eight (8) Business Days prior to the Effective Time of the Merger, Prudential shall provide Fulton with Prudential’s consolidated financial statements presenting the financial condition of Prudential and its Subsidiaries as of the close of business on the last day of the last month ended immediately preceding the Effective Time of the Merger and Prudential’s consolidated results of operations for the period from October 1, 2021 through the close of business on the last day of the last month ended immediately preceding to the Effective Time of the Merger, in each case without notes thereto (the “Closing Financial Statements”); provided, however, that if the Effective Time of the Merger occurs on or before the fifteenth (15th) Business Day of the month, Prudential shall have provided consolidated financial statements as of and through the end of the second month preceding the Effective Time of the Merger. Subject to the last sentence of this Section 8.2(f), such financial statements shall have been prepared in accordance with GAAP, consistently applied, and in a manner consistent with Prudential’s audited consolidated financial statements as of and for the year ended September 30, 2021. Such financial statements shall also reflect accruals for all professional fees incurred or expected to be incurred (whether or not doing so is in accordance with GAAP) and shall be accompanied by a certificate of Prudential’s chief financial officer, dated as of the Effective Time, to the effect that such financial statements meet the requirements of this Section.

(g) Real Estate Owned. All agreements for the sale of real estate owned of Prudential as of the date of this Agreement and as set forth on Schedule 3.25(h) shall have been fulfilled in accordance in all material respects with their terms.

(h) Bankruptcy Court Settlement. The Bankruptcy Court shall have entered an order approving the Bankruptcy Litigation Settlement Agreement described in Schedule 3.15 hereto without either (i) any change in the scope or nature of the release of liability running to the benefit of Prudential and Prudential Bank; or (ii) any material change to the other terms of the Bankruptcy Litigation Settlement Agreement, including the amount of the settlement evidenced by the Bankruptcy Litigation Settlement Agreement, after proper notice to all creditors and interested parties and opportunity for a hearing.

8.3 Conditions Precedent to the Obligations of Prudential. The obligation of Prudential to consummate this Agreement shall be subject to the satisfaction of each of the following conditions prior to or as of the Closing, except to the extent that any such condition shall have been waived by Prudential in accordance with the provisions of Section 12.4 herein:

(a) Accuracy of Representations and Warranties: The representations and warranties of Fulton set forth in (i) this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, provided, however, that notwithstanding anything herein to the contrary, the representations and warranties set forth in the second sentence in each of Section 4.4(a) and Section 4.9 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date.

(b) Covenants Performed: Fulton shall have performed or complied with, in all material respects, each of the covenants required by this Agreement to be performed or complied with by Fulton.

(c) No Material Adverse Effect: From the date hereof through the Closing Date, there shall not have occurred, any change that individually or in the aggregate has had a Material Adverse Effect with respect to Fulton or Fulton Bank.

(d) Federal Tax Opinion. Prudential shall have received the opinion of Silver, Freedman, Taff & Tiernan LLP, in form and substance reasonably satisfactory to Prudential, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Prudential and Fulton, reasonably satisfactory in form and substance to such counsel.

(e) Closing Documents: Fulton shall have delivered to Prudential: (i) a certificate signed by Fulton’s Chairman and Chief Executive Officer and its Senior Executive Vice President and Chief Operating Officer (or other officer reasonably acceptable to Prudential) verifying that the conditions in Sections 8.3(a), (b), and (c) have been satisfied; and (ii) such other certificates and documents as Prudential and its counsel may reasonably request (all of the foregoing certificates and documents being herein referred to as the “Fulton Closing Documents”).

Article IX.

CLOSING AND EFFECTIVE TIME

9.1 Closing. Provided that all conditions precedent set forth in Article VIII of this Agreement shall have been satisfied or shall have been waived in writing in accordance with Section 12.4 of this Agreement, the Parties shall hold a closing (the “Closing”) by electronic (PDF) or overnight courier exchange of executed documents or at the offices of Fulton at One Penn Square, Lancaster, PA 17602, no later than thirty (30) days after the receipt of all required regulatory and shareholder approvals and after the expiration of all applicable waiting periods on a specific date (the “Closing Date”) to be set by Fulton, at which time the Parties shall deliver the Prudential Closing Documents, the Fulton Closing Documents, and such other documents and instruments as may be necessary or appropriate to effectuate the purposes of this Agreement.

9.2 Effective Time. Immediately following the Closing, Fulton and Prudential will cause a Statement of Merger (the “Statement of Merger”) to be delivered and properly filed with the Filing Office. The Merger shall become effective at 11:59 p.m. (or such other time as the Parties may agree) on the day on which the Closing occurs and Statement of Merger are filed with the Filing Office or such later date and time as may be specified in the Statement of Merger (the “Effective Time”). The “Effective Date” when used herein means the day on which the Effective Time occurs.

Article X.

NO SURVIVAL OF REPRESENTATIONS AND WARRANTIES

10.1 No Survival. The representations and warranties of Prudential and of Fulton set forth in this Agreement shall expire and be terminated as of the Effective Time by consummation of the Merger, and no such representation or warranty shall thereafter survive. Except with respect to the agreements of the Parties which by their terms are intended to be performed either in whole or in part after the Effective Time, the agreements of the Parties set forth in this Agreement shall not survive the Effective Time, and shall be terminated and extinguished at the Effective Time, and from and after the Effective Time none of the Parties shall have any liability to the other on account of any breach of such agreements.

Article XI.

POST-CLOSING COVENANTS

11.1 Employment Arrangements.

(a) During the period commencing at the Effective Time and ending on the first anniversary of the Closing Date (the “Transitional Period”), Fulton or its Affiliates shall provide each continuing employee of Prudential and its Subsidiaries with compensation and employee benefits that are substantially comparable in the aggregate to those provided to similarly situated employees of Fulton and its Subsidiaries; provided that Fulton or its Affiliates may satisfy such obligation for the Transitional Period by providing compensation and employee benefits that are substantially comparable in the aggregate to those provided by Prudential or its Subsidiaries immediately prior to the Effective Time. Fulton shall, or shall cause its Subsidiaries to, during the Transitional Period, (A) provide severance payments and benefits (which may include continuation of health coverage under the Consolidated Omnibus Budget Reconciliation Act (COBRA)) to each continuing employee of Prudential and its Subsidiaries that are no less favorable than the severance payments and benefits as set forth in Schedule 11.1(a); and (B) provide the other benefits as set forth in Schedule 11.1(a). If an employee entitled to receive severance payments or benefits under this Section 11.1(a) would also be entitled to receive severance payments or benefits under Section 11.1(c), such employee shall solely be entitled to receive severance payments and benefits under Section 11.1(c) and shall not be entitled to receive any severance payments or benefits under this Section 11.1(a).

(b) With respect to any Benefit Plans of Fulton or its Subsidiaries in which any employees of Prudential or its Subsidiaries become eligible to participate on or after the Effective Time (the “Fulton Plans”), Fulton or its Affiliates, as applicable, shall use commercially reasonable efforts to: (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any Fulton Plans, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Prudential Benefit Plan, (ii) provide each such employee and their eligible dependents with credit for any co-payments or co-insurance and deductibles paid during the same plan year under a Prudential Benefit Plan (to the same extent that such credit was given under the analogous Prudential Benefit Plan during the applicable plan year) in satisfying any applicable deductible, co-payment, co-insurance or maximum out-of-pocket requirements under any Fulton Plans, and (iii) recognize all service of such employees with Prudential and its Subsidiaries for all purposes in any Fulton Plan to the same extent that such service was taken into account under the analogous Prudential Benefit Plan prior to the Effective Time; provided that the foregoing service recognition shall not apply (A) to the extent it would result in duplication of benefits for the same period of services, (B) for purposes of any defined benefit Pension Plan or Benefit Plan that provides retiree welfare benefits, or (C) to any Benefit Plan that is a frozen plan or provides grandfathered benefits.

(c) Fulton agrees to honor, or cause Fulton Bank to honor, each of the employment and severance agreements identified in Schedule 3.24, provided that if any of the individuals who are a party to any of such agreements will not be retained as an employee of Fulton or Fulton Bank following the Effective Time, then Prudential or Prudential Bank may provide to such individual(s) as of the Effective Time the lump sum cash payments required by such agreements upon a termination of employment in connection with or following a change in control, with the continuation of insurance coverages to be provided by Fulton or Fulton Bank in accordance with the terms of such agreements. Fulton acknowledges and agrees that the Merger will constitute a “change in control” of Prudential for all purposes with respect to such agreements. For the avoidance of doubt, the payments provided for by this subsection (c) shall be in lieu of any other severance payments so as to avoid any duplication of benefits.

(d) Nothing in this Agreement shall confer upon any employee, officer, director or consultant of Prudential or any of its Subsidiaries or Affiliates any right to continue in the employ or service of the Surviving Corporation, Prudential, or any Subsidiary or Affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Corporation, Prudential, Fulton or any Subsidiary or Affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of Prudential or any of its Subsidiaries or Affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Prudential Benefit Plan, Fulton Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of Fulton or any of its Subsidiaries or Affiliates to amend, modify or terminate any particular Prudential Benefit Plan, Fulton Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time.

(e) Except as provided by Sections 11.2(d) and 13.7, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person, including any current or former employee, officer, director or consultant of Prudential or any of Prudential Subsidiaries or Affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, including under this Section 11.1.

11.2 Insurance; Indemnification .

(a)

For a period of six (6) years after the Effective Date, Fulton shall (and Prudential Bank shall cooperate in these efforts) obtain and maintain “tail” coverage relating to Prudential’s existing directors and officers liability insurance policy in such amount and with terms and conditions no less favorable than the director and officer liability policy of Prudential as of the date of this Agreement, except that Fulton shall not be required to pay an aggregate premium for such policy in excess of 250% of the current annual premium for Prudential’s existing directors and officers liability insurance policy; provided, however, if Fulton is unable to obtain and maintain such policy as a result of such limitations, it shall obtain as much comparable insurance as is available at such time for the maximum amount that it is obligated to spend. Fulton may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are substantially no less advantageous with respect to claims arising from facts or circumstances which occur prior to the Effective Date (including facts or circumstances relating to this Agreement and the transactions contemplated herein to the extent coverage therefor is available) and covering Persons who are covered by such insurance immediately prior to the Effective Date.

(b)

For a period of six (6) years from and after the Effective Date, Fulton shall indemnify, defend and hold harmless each individual who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Date, an officer, employee, director or of Prudential or a Prudential Subsidiary (the “Indemnified Parties”) against all losses, claims, damages, costs, expenses (including reasonable attorneys’ fees), liabilities or judgments or amounts that are paid in settlement (which settlement shall require the prior written consent of Fulton, which consent shall not be unreasonably withheld) or in connection with any claim, action, suit, proceeding or investigation (a “Claim”) in which an Indemnified Party is, or is threatened to be made, a party or a witness based in whole or in part out of the fact that such individual is or was a director, officer or employee of Prudential or a Prudential Subsidiary if such Claim pertains to any matter of fact arising, existing or occurring prior to the Effective Date (including, without limitation, the Merger and other transactions contemplated by this Agreement) regardless of whether such Claim is asserted or claimed prior to, at, or after the Effective Date (the “Indemnified Liabilities”) to the full extent permitted under applicable law as of the date hereof or amended prior to the Effective Date and under the Articles of Incorporation or Bylaws of Prudential or a Prudential Subsidiary as in effect as of the date hereof (and Fulton shall pay expenses in advance of the full disposition of any such action or proceeding to each of the Indemnified Parties to the full extent permitted by applicable law (including the SOX Act) and Prudential’s and the relevant Prudential Subsidiaries’ Articles of Incorporation and Bylaws).

Any Indemnified Party wishing to claim indemnification under this provision, upon learning of any Claim, shall notify Fulton (but the failure to so notify Fulton shall not relieve Fulton from any liability which Fulton may have under this Section except to the extent Fulton is materially prejudiced thereby). In the defense of any Claim covered by this Section, Fulton shall have the right to direct the defense of such action and retain counsel of its choice; provided, however, that, notwithstanding the foregoing, the Indemnified Parties as a group may retain a single law firm to represent them with respect to each matter under this Section if there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of Fulton and the Indemnified Parties (the Indemnified Parties may also retain more than one law firm if there is, under applicable standards of professional conduct, a conflict of any significant issues between the positions of two or more Indemnified Parties). Nothing contained in this Section 11.2 or any other provision of this Agreement shall limit any right to indemnification which any current or former director, officer or employee of Prudential or any Prudential Subsidiary may have under applicable law or regulation or Prudential’s Articles of Incorporation, Bylaws or the equivalent documents of any Prudential Subsidiary, as applicable, in each case as in effect on the date hereof. Fulton agrees to honor such provisions and documents in accordance with their terms.

(c)

If Fulton or any successors or assigns shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or if Fulton (or any successors or assigns) shall transfer all or substantially all of its assets to any Person, then and in each case, proper provision shall be made so that the successors and assigns of Fulton shall assume the obligations set forth in this Section 11.2.

(d)	The provisions of this Section 11.2 are intended to be for the benefit of and shall be enforceable by, each Indemnified Party and their respective heirs and representatives.

(e)

Any indemnification payments made pursuant to this Section are subject to and conditioned upon their compliance, to the extent applicable, with Section 18(k) of the Federal Deposit Insurance Act (12 U.S.C. 1828(k)) and the regulations promulgated thereunder by the Federal Deposit Insurance Corporation (12 C.F.R. Part 359).

Article XII.

TERMINATION, AMENDMENT AND WAIVER

12.1 Termination.

This Agreement may be terminated at any time prior to the Effective Date, whether before or after approval of the Merger by the shareholders of Prudential:

(a) At any time by the mutual written agreement of Fulton and Prudential;

(b) By either Fulton or Prudential (provided, that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) if there shall have been a material breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of Prudential, in the case of a termination by Fulton, or Fulton, in the case of a termination by Prudential, which breach or failure to be true, either individually or in the aggregate with all other breaches by such Party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 8.2 in the case of a termination by Fulton, or Section 8.3, in the case of termination by Prudential, and which is not cured within thirty (30) days following written notice to Prudential, in the case of a termination by Fulton, or Fulton, in the case of a termination by Prudential, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date); or

(c) By either of the Parties hereto if the Closing shall not have occurred by the Termination Date, or such later date as shall have been agreed to in writing by Fulton and Prudential; provided, that no Party may terminate this Agreement pursuant to this Section 12.1(c) if the failure of the Closing to have occurred on or before said date was due to such Party’s breach of any representation, warranty, covenant or other agreement contained in this Agreement;

(d) By either of the Parties hereto if the shareholders of Prudential fail to approve the transactions contemplated by this Agreement at the Prudential Shareholders’ Meeting called for that purpose; provided, however, that no termination right shall exist for Prudential hereunder if, prior to such shareholder vote, the Board of Directors of Prudential shall have withdrawn, modified or changed the Prudential Recommendation in a manner adverse to Fulton;

(e) By either of the Parties hereto if (i) final action has been taken by a Bank Regulator whose approval is required in connection with this Agreement and the transactions contemplated hereby, which final action (A) has become nonappealable and (B) does not approve this Agreement or the transactions contemplated hereby, or (ii) any court of competent jurisdiction or other Governmental Entity shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable;

(f) By the Board of Directors of Fulton (i) if Prudential has received a Prudential Superior Proposal and (ii) in accordance with Section 5.8 of this Agreement, the Board of Directors of Prudential (A) enters into an acquisition agreement with respect to the Prudential Superior Proposal, (B) fails to make the Prudential Recommendation or modifies or qualifies the Prudential Recommendation in a manner adverse to Fulton, or (C) delivers a Final Notice of Prudential Superior Proposal;

(g) By the Board of Directors of Prudential if Prudential has received a Prudential Superior Proposal and, in accordance with Section 5.8, the Board of Directors of Prudential has delivered a Final Notice of Prudential Superior Proposal; or

(h) By Prudential at any time during the three-day period following the Determination Date (as defined below) (the “Notice Period”), if both of the following conditions (A) and (B) exist:

(A) the Closing Consideration (as defined below) shall be less than the Minimum Threshold; and

(B) (i) the number obtained by dividing the Average Closing Price by the Starting Price (such number being referred to herein as the “Fulton Ratio”) shall be less than (ii) the number obtained by dividing the Index Price on the Determination Date by the Index Price on the Starting Date (as defined below) and subtracting 0.200 from such quotient (such number being referred to herein as the “Index Ratio”). If Prudential elects to exercise its termination right pursuant to this Section 12.1(h), it shall give prompt (but in any case on or before the end of business on the last day in the Notice Period) written notice to Fulton; provided that such notice of election to terminate may be withdrawn at any time within the aforementioned three-day period. For a period of five (5) Business Days after receipt of such notice, Fulton shall have the option of increasing either (but not both) the Conversion Ratio or the Cash Consideration in a manner such, and to the extent required, that the condition set forth in either clause (A) or (B) above shall be deemed not to exist.

For purposes hereof, the condition set forth in clause (A) above shall be deemed not to exist if either: (i) where Fulton elects to increase the Conversion Ratio, the Conversion Ratio is increased so that the Closing Consideration calculated after applying such increase is not less than the Minimum Threshold; or (ii) where Fulton elects to increase the Cash Consideration, the Cash Consideration is increased so that the Closing Consideration calculated after applying such increase is not less than the Minimum Threshold.

For purposes hereof, the condition set forth in clause (B) above shall be deemed not to exist if the Conversion Ratio is increased so that the Adjusted Fulton Ratio is not less than the Index Ratio.

If Fulton makes this election, within such period, it shall give prompt written notice to Prudential of such election and the revised Conversion Ratio or Cash Consideration, as the case may be, whereupon no termination shall have occurred pursuant to this Section 12.1(h) and this Agreement shall remain in effect in accordance with its terms (except as the Conversion Ratio or Cash Consideration, as the case may be, shall have been so modified), and any references in this Agreement to “Conversion Ratio” or “Cash Consideration”, as applicable, shall thereafter be deemed to refer to the Conversion Ratio or Cash Consideration, as applicable, after giving effect to any adjustment made pursuant to this Section 12.1(h).

For purposes of this Section 12.1(h), the following terms shall have the meanings indicated:

“Adjusted Fulton Ratio” means the number obtained by dividing (x) the sum of (i) the Average Closing Price plus (ii) the quotient obtained by dividing the aggregate increase in transaction value resulting from an increase in the Conversion Ratio by the total number of shares of Prudential Common Stock outstanding on the Determination Date multiplied by the initial Conversion Ratio, by (y) the Starting Price. For purposes of calculating the increase in transaction value, the price per share of Fulton Common Stock shall be deemed to be the Average Closing Price.

“Average Closing Price” means the per share volume weighted average price of Fulton Common Stock as reported on the NASDAQ Stock Market (as reported in The Wall Street Journal or, if not reported therein, in another mutually agreed upon authoritative source) for the twenty consecutive trading days immediately preceding the Determination Date.

“Closing Consideration” means (i) the Cash Consideration per share plus (ii) the product of (x) the Conversion Ratio and (y) the Average Closing Price.

“Determination Date” shall mean the tenth calendar day immediately prior to the Effective Time, or if such calendar day is not a trading day on the NASDAQ Stock Market, the trading day immediately preceding such calendar day.

“Index Price” on a given date means the closing price of the KBW NASDAQ Regional Banking Index.

“Minimum Threshold” means $13.91 per share.

“Starting Date” means the trading day on the NASDAQ Stock Market immediately preceding the day on which the parties publicly announce the signing of this Agreement.

“Starting Price” means $17.39.

If Fulton declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the Starting Date and the Determination Date, the prices for the common stock of Fulton shall be appropriately adjusted for the purposes of applying this Section 12.1(h).

12.2 Effect of Termination.

(a) Effect. In the event of a permitted termination of this Agreement under Section 12.1 herein, the Agreement shall become null and void and the transactions contemplated herein shall thereupon be abandoned, except that this Section 12.2(a) and Sections 12.2(b), 12.2(c), 13.1 and 13.3 shall survive such termination.

(b) Liability. If this Agreement is terminated, expenses and damages of the Parties hereto shall be determined as follows:

(i) Except as provided below, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the Party incurring such expenses.

(ii) In the event of a termination of this Agreement because of fraud or a Willful Breach of any representation, warranty, covenant or agreement contained in this Agreement, the breaching Party shall remain liable for any and all actual and direct damages, costs and expenses, including all reasonable attorneys’ fees, sustained or incurred by the non-breaching Party as a result thereof or in connection therewith or with respect to the enforcement of its rights hereunder. “Willful Breach” means a material breach of, or material failure to perform any of the covenants or other agreements contained in, this Agreement that is a consequence of an act or failure to act by the breaching or non-performing Party with actual knowledge that such party’s act or failure to act would, or would reasonably be expected to, result in or constitute such breach of or such failure of performance under this Agreement.

(iii) In the event this Agreement is terminated by Fulton pursuant to Section 12.1(d) and: (A) prior to such termination, any Person shall have publicly proposed or announced a Prudential Acquisition Transaction; and (B) within twelve (12) months after such termination, Prudential enters into an agreement with respect to a Prudential Acquisition Transaction or completes a Prudential Acquisition Transaction, then Prudential shall make a cash payment in the amount of $6,000,000 (the “Termination Fee”) to Fulton within ten (10) Business Days after written demand by Fulton after closing of a Prudential Acquisition Transaction. Such payment shall be made by wire transfer of immediately available funds to an account designated by Fulton.

(iv) In the event that Fulton terminates this Agreement in accordance with Section 12.1(f) or Prudential terminates this Agreement in accordance with Section 12.1(g), Prudential shall pay to Fulton the Termination Fee within ten (10) Business Days after notice of such termination is given. Such payments shall be made by wire transfer of immediately available funds to an account designated by Fulton.

(v) Each of Fulton and Prudential acknowledges that the agreements contained in this Section 12.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other Party would not enter into this Agreement; accordingly, if Fulton or Prudential, as the case may be, fails promptly to pay the amount due pursuant to this Section 12.2, and, in order to obtain such payment, the other Party commences a suit which results in a judgment against the non-paying Party for the Termination Fee or any portion thereof, such non-paying Party shall pay the costs and expenses of the other Party (including reasonable attorneys’ fees and expenses) in connection with such suit. The right to receive the Termination Fee will constitute the sole and exclusive remedy of Fulton against Prudential and the Prudential Subsidiaries and their respective directors and officers with respect to a termination covered by clause (iii) or (iv), above. In addition, if Fulton or Prudential, as the case may be, fails to pay the amounts payable pursuant to this Section 12.2, then such Party shall pay interest on such overdue amounts at a rate per annum equal to the “prime rate” published in the Wall Street Journal on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full. The amounts payable by Prudential and Fulton pursuant to this Section 12.2 constitute liquidated damages and not a penalty, and, except in the case of fraud or Willful Breach, shall be the sole monetary remedy of the other Party in the event of a termination of this Agreement specified in such applicable section.

(c) Confidentiality. In the event of a termination of this Agreement, neither Fulton nor Prudential nor Prudential Bank shall use or disclose to any other person any confidential information obtained by it during the course of its investigation of the other Party or Parties, except as may be necessary in order to establish the liability of the other Party or Parties for Willful Breach as contemplated under Section 12.2(b) herein.

12.3 Amendment. To the extent permitted by law, this Agreement may be amended at any time before the Effective Time (whether before or after the authorization, approval and adoption of this Agreement by the shareholders of Prudential), but only by a written instrument duly authorized, executed and delivered by Fulton and by Prudential; provided, however, that any amendment to the Merger Consideration to be received by the shareholders of Prudential in exchange for their shares of Prudential Common Stock shall not take effect until such amendment has been approved, adopted or ratified by the shareholders of Prudential in accordance with applicable provisions of the Applicable Corporate Law.

12.4 Waiver. Any term or condition of this Agreement may be waived, to the extent permitted by applicable federal and state law, by the party or parties entitled to the benefit thereof at any time before the Effective Time (whether before or after the authorization, approval and adoption of this Agreement by the shareholders of Prudential) by a written instrument duly authorized, executed and delivered by such Party or Parties.

Article XIII.

GENERAL PROVISIONS

13.1 Expenses. Except as expressly provided in this Agreement to the contrary, each Party shall pay its own expenses incurred in connection with this Agreement and the consummation of the transactions contemplated herein.

13.2 Confidential Supervisory Information. Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including “confidential supervisory information” as defined in 12 C.F.R. § 261.2(c), “non-public OCC information” as identified in 12 C.F.R. § 4.32(b) and information subject to 12 C.F.R. Part 309) of a Regulatory Agency or Governmental Entity by any Party to the extent prohibited by applicable law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.

13.3 Public Communications. Fulton and Prudential agree that all press releases or other public communications relating to this Agreement or the transactions contemplated hereby will require mutual written approval (which approval shall not be unreasonably withheld, conditioned or delayed) by Fulton and Prudential, unless counsel has advised any such Party that such release or other public communication must immediately be issued, and the issuing Party has not been able, despite its good faith efforts, to obtain such approval.

13.4 Notices . All notices, claims, requests, demands and other communications which are required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly delivered if delivered in person, e-mail transmission (with confirmation), or mailed by registered or certified mail, return receipt requested, as follows:

(a) If to Fulton, to:

With a copy (which shall not constitute notice) to:

E. Philip Wenger, Chairman, President and Chief Executive Officer

Fulton Financial Corporation

One Penn Square

Lancaster, PA 17602

With a copy (which shall not constitute notice) to:

Natasha R. Luddington

Senior Executive Vice President, Chief Legal Officer and Corporate Secretary

Fulton Financial Corporation

One Penn Square

Lancaster, PA 17602

and

Paul G. Mattaini, Esq.

Kimberly J. Decker, Esq.

Barley Snyder LLP

126 East King Street

Lancaster, Pennsylvania 17602

(b)	If to Prudential, to:

Dennis Pollack

President and Chief Executive Officer

Prudential Bancorp, Inc.

1834 West Oregon Avenue

Philadelphia, PA 19145

Tel: (215) 755-1500

With a copy (which shall not constitute notice) to:

Philip Ross Bevan, Esq.

Silver, Freedman, Taff & Tiernan LLP

3299 K Street, N.W.

Suite 100

Washington, DC 20007

(202) 295-4500

13.5 Counterparts. This Agreement may be executed simultaneously in several counterparts, each of which shall be deemed an original, but all such counterparts together shall be deemed to be one and the same instrument. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

13.6 Governing Law; Jurisdiction; Waiver of Jury Trial .

(a) This Agreement shall be deemed to have been made in, and shall be governed by and construed in accordance with the substantive laws of, the Commonwealth of Pennsylvania, except to the extent that the Applicable Corporate Law or federal law specifically applies to the Merger and the transactions contemplated thereby.

(b) Each Party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Court of Common Pleas of Lancaster, Pennsylvania and any state appellate court therefrom within the Commonwealth of Pennsylvania or, if the Court of Common Pleas of Lancaster, Pennsylvania declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the Commonwealth of Pennsylvania (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party, and (iv) agrees that service of process upon such Party in any such action or proceeding will be effective if notice is given in accordance with Section 13.4.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 13.6.

13.7 Parties in Interest. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, assigns and legal representatives; provided, however, that neither Party may assign its rights or delegate its duties under this Agreement without the prior written consent of the other Party (which consent may be withheld in such other Party’s sole and absolute discretion). Other than the right to receive the consideration payable as a result of the Merger pursuant to Article II hereof, the provisions of Section 11.2 with respect to the directors, officers and employees of Prudential and the Prudential Subsidiaries and except as otherwise expressly provided herein, this Agreement is not intended to and shall not confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

13.8 Disclosure Schedules. The inclusion of a given item in a disclosure schedule annexed to this Agreement shall not be deemed a conclusion or admission that such item (or any other item) is material or is a material and adverse change.

13.9 Entire Agreement. This Agreement (including the Schedules and Exhibits hereto), sets forth the entire understanding and agreement of the Parties hereto and supersedes any and all prior agreements, arrangements and understandings, whether oral or written, relating to the subject matter hereof and thereof. For the avoidance of doubt, the Parties agree that the Confidentiality Agreement remains in full force and effect and is not superseded by this Agreement.

[Signature Page to Follow]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized officers all as of the day and year first above written.

FULTON FINANCIAL CORPORATION

By:	/s/ Dennis Pollack
Dennis Pollack, President and CEO

Attest:	/s/ Anthony Migliorino

PRUDENTIAL BANCORP, INC.

By:	/s/ E. Philip Wenger
E. Philip Wenger, Chairman and CEO

Attest:	/s/ Natasha R. Luddington

APPENDIX I

DEFINED TERMS

Definitions of the following capitalized terms used in this Agreement are set forth below or in the indicated sections:

“Acquisition Proposal” has the meaning given to it in Section 5.8(a).

“Acquisition Transaction” has the meaning given to it in Section 5.8(a).

“Additional Financial Statements” means any internal monthly and quarterly financial reports, all quarterly or annual reports to shareholders and all regulatory reports to regulatory authorities normally prepared by the Party in question or by its banking Subsidiary subject to any restrictions on dissemination thereof imposed by applicable Bank Regulators.

“Adjusted Fulton Ratio” has the meaning given to it in Section 12.1(h).

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

“Agreement” has the meaning given to it in the Introduction.

“Applicable Corporate Law” shall mean the Pennsylvania Business Corporation Law of 1988, as amended.

“Average Closing Price” has the meaning given to it in Section 12.1(h).

“Bank Merger” has the meaning given to it in the Background.

“Bank Merger Agreement” has the meaning given to it in the Background.

“Bank Merger Effective Time” has the meaning given to it in Section 1.1(b).

“Bank Regulators” means Federal Reserve Board, the FDIC, the OCC and the Pennsylvania Department.

“Bankruptcy and Equity Exceptions” has the meaning given to it in Section 3.2(b).

“Bankruptcy Court” has the meaning given to it in Section 5.14.

“Benefit Plan” means all employee benefit plans (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and all equity, bonus or incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, termination, change in control, retention, employment, welfare, insurance, medical, fringe or other benefit plans, programs, agreements, contracts, policies, arrangements or remuneration of any kind with respect to which the referenced Party or any Subsidiary or any trade or business of the referenced Party or any of its Subsidiaries, whether or not incorporated, all of which together with the referenced Party would be deemed a “single employer” within the meaning of Section 4001 of ERISA (an “ERISA Affiliate”), is a party or has any current or future obligation or that are maintained, contributed to or sponsored by the referenced Party or any of its Subsidiaries or the referenced Party’s ERISA Affiliate for the benefit of any current or former employee, officer, director or independent contractor of the referenced Party or any of its Subsidiaries or any referenced Party ERISA Affiliate, excluding, in each case, any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”).

“BHC Act” has the meaning given to it in the Background.

“Business Day” means any day other than a Saturday, Sunday or day on which banking institutions in Lancaster, Pennsylvania are authorized or obligated pursuant to legal requirements or executive order to be closed.

“Canceled Shares” has the meaning given to it in Section 2.1(a)(iii).

“Cash Consideration” has the meaning given to it in Section 2.1(b).

“Chosen Courts” has the meaning given to it in Section 13.6(b).

“Claim” has the meaning given to it in Section 11.2(b).

“Closing” has the meaning given to it in Section 9.1.

“Closing Consideration” has the meaning given to it in Section 12.1(h).

“Closing Date” has the meaning given to it in Section 9.1.

“Closing Financial Statement” has the meaning given to it in Section 8.2(f).

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” means that certain Confidentiality Agreement between the Parties, dated October 1, 2021.

“Conversion Ratio” has the meaning given to it in Section 2.1(b), subject to modification by Section 12.1(h).

“Current Year” means the current fiscal year of a Party.

“Determination Date” has the meaning given to it in Section 12.1(h).

“Effective Date” has the meaning given to it in Section 9.2.

“Effective Time” has the meaning given to it in Section 9.2.

“Employment Agreements” has the meaning given to it in Section 3.23.

“Employment Obligation” means any employment contract, change of control agreement or policy, severance agreement or policy, deferred compensation agreement, consulting agreement or similar obligation, in each case including any amendments thereto.

“Environmental Laws” means any federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement relating to: (a) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (b) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (c) noise, odor, wetlands, indoor air, pollution, contamination or any injury to Persons or property from exposure to any hazardous substance.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Security Exchange Act of 1934, as amended.

“Exchange Agent” shall mean Fulton Bank or such third party as Fulton and Prudential shall agree upon in writing.

“FDI Act” has the meaning given to it in Section 3.1(b).

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Reserve Board” means the Board of Governors of the Federal Reserve System.

“Filing Office” shall mean the Pennsylvania Department of State.

“Final Notice of Superior Proposal” has the meaning given to it in Section 5.8(e).

“FINRA” means the Financial Industry Regulatory Authority.

“Fulton Bank” has the meaning given to it in the Background.

“Fulton” has the meaning given to it in the heading of this Agreement.

“Fulton Balance Sheet” has the meaning given to it in Section 4.8.

“Fulton Closing Documents” has the meaning given to it in Section 8.3(e).

“Fulton Common Stock” has the meaning given to it in the Background.

“Fulton Disclosure Schedule” has the meaning given to it in Article IV.

“Fulton Incentive Equity” means equity-based awards under a Fulton Stock Plan.

“Fulton Plans” has the meaning given to it in Section 11.1(b).

“Fulton Ratio” has the meaning given to it in Section 12.1(h).

“Fulton SEC Reports” has the meaning given to it in Section 4.6(b).

“Fulton Stock Consideration” has the meaning given to it in Section 2.1(b).

“Fulton Stock Plan” has the meaning given to it in Section 4.4(c).

“Fulton Subsidiaries” shall have the meaning given to it in Section 4.3.

“Fulton Subsidiaries Common Equity” has the meaning given to it in Section 4.4(d).

“GAAP” means United States Generally Accepted Accounting Principles.

“Governmental Entity” has the meaning given to it in Section 3.5.

“Indemnified Liabilities” has the meaning given to it in Section 11.2(b).

“Indemnified Parties” has the meaning given to it in Section 11.2(b).

“Index Price” has the meaning given to it in Section 12.1(h).

“Index Ratio” has the meaning given to it in Section 12.1(h).

“Injunction” has the meaning given to it in Section 8.1(d).

“Insiders” has the meaning given to it in Section 2.8.

“Intellectual Property” has the meaning given to it in Section 3.19.

“IRS” has the meaning given to it in Section 3.12.

“Knowledge” means, with respect to Fulton, the actual knowledge of the individuals set forth on Appendix II. With respect to Prudential, “Knowledge” means the actual knowledge of the individuals set forth on Appendix II.

“Letter of Transmittal” has the meaning given to it in Section 2.1(g).

“Liens” has the meaning given to it in Section 3.4(c).

“Loans” has the meaning given to it in Section 3.25(a).

“Look Back Date” means January 1, 2019.

“Market” shall mean the NASDAQ Stock Market.

“Material Adverse Effect” means, with respect to Prudential, Fulton or the Surviving Corporation, as the case may be, an event or circumstance that (i) has a material adverse impact on the business, properties, assets, liabilities, results of operations, financial condition or prospects of such Party and its Subsidiaries taken as a whole, provided however that “Material Adverse Effect” shall not be deemed to include the impact of the following: (A) changes, after the date hereof, in U.S. GAAP or applicable regulatory accounting requirements; (B) changes, after the date hereof, in laws, rules or regulations of general applicability to companies in the industries in which such Party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities (including the Pandemic Measures); (C) changes, events, or developments, after the date hereof, in global, national or regional political conditions (including the outbreak or escalation of war or hostilities, any occurrence or threat of acts of terrorism or any armed hostilities associated therewith and any national or international calamity, disaster, or emergency or any escalation thereof) or in economic or market conditions affecting the financial services industry generally and not specifically relating to such Party or its Subsidiaries, or other changes, events or developments, after the date hereof, that affect bank or savings associations or their holding companies generally (including any such changes arising out of the Pandemic or any Pandemic Measures), changes, after the date hereof, resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any epidemic, pandemic, outbreak of any disease or other public health event (including the Pandemic); (D) the failure, in and of itself, of such Party to meet earnings projections or internal financial forecasts or any decrease in the market price of a Party’s common stock, but not including the underlying causes thereof, (E) disclosure or consummation of the transactions contemplated hereby or actions expressly required by this Agreement in contemplation of the transactions contemplated hereby, including the Bankruptcy Litigation Settlement Agreement and the State Court Litigation Settlement Agreement, (F) any legal action asserted or other actions initiated by any holder of shares of Prudential Common Stock or the holder of shares of Fulton Common Stock arising out of or related to this Agreement, (G) actions or omissions taken pursuant to the written consent or request of Fulton, in the case of Prudential, or Prudential, in the case of Fulton, or (H) the announcement of this Agreement and the transactions contemplated hereby, and compliance with this Agreement on the assets, business, financial condition or results of operations of the Parties and their respective Subsidiaries, including reasonable expenses incurred by the Parties hereto in consummating the transactions contemplated by this Agreement; except, with respect to subclauses (A), (B), (C) or (D), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations, financial condition or prospects of such Party and its Subsidiaries as compared to other companies in the industry in which such Party and its Subsidiaries operate; or (ii) does or would reasonably be expected to materially impair the ability of either Prudential, on the one hand, or Fulton on the other hand, to perform its obligations under this Agreement or otherwise materially threaten or materially impede the timely consummation of the transactions contemplated by this Agreement.

“Material Contract” means any of the following agreements of Prudential or any Prudential Subsidiary:

(1) any contract for outstanding debt securities, notes, credit agreements, credit facilities or other agreements, documents or instruments evidencing indebtedness in excess of $75,000 or by which Prudential or any Prudential Subsidiary is bound;

(2) any contract containing covenants that limit in any respect the ability of Prudential or any Prudential Subsidiary to compete in any line of business or with any person or which involve any material restriction of the geographical area in which, or method by which or with whom, Prudential or any Prudential Subsidiary may carry on its business (other than as may be required by law or applicable regulatory authorities), and any contract that could require the disposition of any material assets or line of business of Prudential or any Prudential Subsidiary;

(3) any joint venture, partnership, strategic alliance, or other similar contract (including any franchising agreement, but in any event excluding introducing broker agreements), and any contract relating to the acquisition or disposition of any business or assets (whether by merger, sale of stock or assets, or otherwise), which acquisition or disposition is not yet complete or where such contract contains continuing obligations or contains continuing indemnity obligations of Prudential or any Prudential Subsidiary;

(4) any real property lease and any other lease with annual rental payments aggregating $75,000 or more;

(5) other than with respect to loans, any contract providing for, or reasonably likely to result in, the receipt or expenditure of more than $75,000 on an annual basis, including the payment or receipt of royalties or other amounts calculated based upon revenues or income;

(6) any contract or arrangement under which Prudential or any Prudential Subsidiary is licensed or otherwise permitted by a third party to use any Intellectual Property that is material to its business (except for any “shrinkwrap” or “click through” license agreements or other agreements for software that is generally available to the public and has not been customized for Prudential or any Prudential Subsidiary or under which a third party is licensed or otherwise permitted to use any Intellectual Property owned by Prudential or any Prudential Subsidiary);

(7) any contract that by its terms limits the payment of dividends or other distributions by Prudential or any Prudential Subsidiary;

(8) any standstill or similar agreement pursuant to which any Party has agreed not to acquire assets or securities of another Person;

(9) any contract that would reasonably be expected to prevent, delay, or impede Prudential’s or any Prudential Subsidiary’s ability to consummate the transactions contemplated by this Agreement;

(10) any contract providing for indemnification by Prudential or any Prudential Subsidiary of any person, except for immaterial contracts entered into in the Ordinary Course of Business;

(11) any contract that contains a put, call, or similar right pursuant to which Prudential or any Prudential Subsidiary could be required to purchase or sell, as applicable, any equity interests or assets that have a fair market value or purchase price of more than $75,000;

(12) any contract relating to (a) interest rate swaps or other derivative products or (b) wholesale funding, including federal funds, foreign deposits and brokered deposits; and

(13) any other contract or agreement which is a “material contract” within the meaning of Item 601(b)(10) of Regulation S-K; and

(14) any contract of Prudential or an Prudential Subsidiary that was, or was required to be, filed as an exhibit pursuant to Section 10 of Item 601 of Regulation S-K (or would have been required if Prudential or an Prudential Subsidiary was subject to compliance with the Exchange Act of 1934).

“Materials of Environmental Concern” shall mean pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products, and any other hazardous or toxic materials regulated under Environmental Laws.

“Merger” has the meaning given to it in the Background.

“Merger Consideration” has the meaning given to it in Section 2.1(a)(i).

“Minimum Threshold” has the meaning given to it in Section 12.1(h).

“Multiple Employer Plan” has the meaning given to it in Section 3.24(f).

“NASDAQ” shall mean the National Market System of the National Association of Securities Dealers Automated Quotation System.

“Notice of Superior Proposal” has the meaning given to it in Section 5.8(e).

“Notice Period” has the meaning given to it in Section 12.1(h).

“OCC” means the Office of the Comptroller of Currency.

“Ordinary Course of Business” means the ordinary course of operations of a Person, consistent with its customary business practices.

“Pandemic” means any outbreaks, epidemics or pandemics relating to SARS-CoV-2 or COVID-19, or any evolutions or mutations thereof, or any other viruses (including influenza), and the governmental and other responses thereto.

“Pandemic Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or other laws, directives, policies, guidelines or recommendations promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to the Pandemic.

“Participation Facility” has the meaning given to it in Section 3.17(d).

“Parties” and “Party” means Fulton and/or Prudential, as applicable in the content.

“PBGC” has the meaning given to it in Section 3.24(e).

“Pennsylvania Department” means the Pennsylvania Department of Banking and Securities.

“Pension Plan” means each Benefit Plan that is an “employee pension benefit plan” as defined in Section 3(2) of ERISA.

“Person” means an individual, partnership, limited partnership, corporation, limited liability company, association, trust, joint venture, unincorporated organization, labor union, Governmental Entity or other entity.

“Personal Information” means the type of information regulated by Privacy Laws and collected, used, disclosed or retained by a Party in its business including information regarding the customers, suppliers, employees and agents of such business, such as an individual’s name, address, age, gender, identification number, income, family status, citizenship, employment, assets, liabilities, source of funds, payment records, credit information, personal references and health records.

“PPP” has the meaning given to it in Section 3.25(g).

“Prior Year” means the prior fiscal year of a Party.

“Privacy Laws” means all applicable federal, state, municipal or other legal requirements governing the collection, use, disclosure and retention of Personal Information.

“Proxy Statement/Prospectus” has the meaning given to it in Section 3.5.

“Prudential” has the meaning given to it in the Introduction.

“Prudential 2008 RRP” has the meaning given to it in Section 2.3.

“Prudential 2008 SOP” has the meaning given to it in Section 2.3.

“Prudential 2014 SIP” has the meaning given to it in Section 2.3.

“Prudential Balance Sheet” has the meaning given to it in Section 3.9.

“Prudential Bank” has the meaning given to it in the Background.

“Prudential Benefit Plans” has the meaning given to it in Section 3.24(a).

“Prudential Closing Documents” has the meaning given to it in Section 8.2(e).

“Prudential Common Stock” has the meaning given to it in the Background.

“Prudential Disclosure Schedule” has the meaning given to it in Article III.

“Prudential ERISA Affiliate” means any trade or business, whether or not incorporated, that together with Prudential or any Prudential Subsidiary would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA..

“Prudential Incentive Equity” has the meaning given to it in Section 3.4(b).

“Prudential Options” has the meaning given to it in Section 2.3.

“Prudential PEO Plans” has the meaning given to it in Section 3.24(a).

“Prudential Preferred Stock” has the meaning given to it in Section 3.4(a).

“Prudential Qualified Plans” has the meaning given to it in Section 3.24(d).

“Prudential Recommendation” has the meaning given to it in Section 5.2.

“Prudential Representatives” has the meaning given to it in Section 5.8(a).

“Prudential SEC Reports” has the meaning given to it in Section 3.7(b).

“Prudential Share” and “Prudential Shares” have the meaning given to them in Section 2.1(a)(i).

“Prudential Shareholders’ Meeting” means the meeting of Prudential for purposes of obtaining the approval of its shareholders as required by this Agreement, and any adjournment or postponement thereof.

“Prudential Stock Plans” has the meaning given to it in Section 2.3.

“Prudential Subsidiaries” shall have the meaning given to it in Section 3.3.

“Prudential Subsidiaries Common Equity” has the meaning given to it in Section 3.4(c).

“Registration Statement” has the meaning given to it in Section 3.5.

“Regulatory Agency” and “Regulatory Agencies” have the meaning given to them in Section 3.7(a).

“Regulatory Agreement” has the meaning given to it in Section 3.15.

“Related Party Transaction” has the meaning given to it in Section 3.27.

“Requisite Shareholder Vote” has the meaning give to it in Section 3.2(a).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” has the meaning given to it in Section 2.2(c).

“Security Breach” has the meaning given to it in Section 3.18(b).

“SOX Act” has the meaning given to it in Section 3.8(b).

“SRO” means (i) any “self-regulatory organization” as defined in Section 3(a)(26) of the Exchange Act and (ii) any other United States or foreign securities exchange, futures exchange, commodities exchange or contract market.

“Starting Date” has the meaning given to it in Section 12.1(h).

“Starting Price” has the meaning given to it in Section 12.1(h).

“Statement of Merger” has the meaning given to it in Section 9.2.

“Subsequent Determination” has the meaning given to it in Section 5.8(e).

“Subsidiary” means a corporation, partnership, joint venture or other entity in which Fulton or Prudential, as the case may be, has, directly or indirectly, an equity interest representing 50% or more of any class of the capital stock thereof or other equity interests therein.

“Superior Proposal” has the meaning given to it in Section 5.8(b).

“Surviving Corporation” has the meaning given to it in Section 1.1(a).

“Takeover Statutes” has the meaning given to it in Section 3.34.

“Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, fees, levies or like assessments together with all penalties and additions to tax and interest thereon.

“Tax Return” means any return, declaration, report, claim for refund, estimate, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.

“Termination Date” means November 30, 2022.

“Termination Fee” has the meaning given to it in Section 12.2(b)(iii).

“Transitional Period” has the meaning given to it in Section 11.1.

“Unclaimed Shares” has the meaning given to it in Section 2.2(c).

“Unexchanged Shareholder” has the meaning given to it in Section 2.2.

“Voting Agreements” has the meaning given to it in the Background.

“Willful Breach” has a meaning set forth in 12.2(b)(ii).